Exhibit 99.2

2023

M A N A G E M E N T

I N F O R M A T I O N

C I R C U L A R

Brookfield Infrastructure

Corporation

ANNUAL GENERAL MEETING – JUNE 14, 2023

Notice of Annual General Meeting of Shareholders

and

Availability of Investor Materials

An Annual General Meeting of Shareholders of Brookfield Infrastructure Corporation (the “Corporation” or “BIPC”) will be held on Wednesday, June 14, 2023 at 9:00 a.m. (New York time) in a virtual meeting format to:

1.	receive the consolidated financial statements of the Corporation for the fiscal year ended December 31, 2022, including the external auditor’s report thereon;

2.	elect the board of directors of the Corporation; and

3.	appoint the external auditor of the Corporation and authorize the board of directors of the Corporation to set its remuneration.

We will also consider any other business that may properly come before the meeting.

This year’s meeting will be held in a virtual meeting format only. Shareholders will be able to listen to, participate in and vote at the meeting in real time through a web-based platform instead of attending the meeting in person.

You can attend and vote at the virtual meeting by visiting https://web.lumiagm.com/484441143 and entering your control number and password “BIPC2023” (case sensitive). See “Q&A on Voting” in our management information circular dated May 2, 2023 (the “Circular”) for more information on how to listen, register for and vote at the meeting.

You have the right to vote at the meeting if you were a shareholder at the close of business on April 26, 2023. Before casting your vote, we encourage you to review the Circular, including the section entitled “Business of the Meeting”.

We are posting electronic versions of the Circular, a form of proxy or voting instruction form, and our annual report on Form 20-F (which includes our financial statements for the fiscal year ended December 31, 2022 and related management’s discussion and analysis) (collectively, the “investor materials”) on our website for shareholder review – a process known as “Notice and Access.” Electronic copies of the investor materials may be accessed at https://bip.brookfield.com/bipc under “Notice and Access 2023” and at www.sedar.com and www.sec.gov/edgar.

If you would like paper copies of any investor materials please contact us at 1-866-989-0311 or bip.enquiries@brookfield.com and we will mail materials free of charge within three business days of your request, provided the request is made before the date of the meeting or any adjournment thereof. In order to receive investor materials in advance of the deadline to submit your vote, we recommend that you contact us before 9:00 a.m. (New York time) on May 31, 2023.

Instructions on Voting at the Virtual Meeting

Registered shareholders and duly appointed proxyholders will be able to attend the virtual meeting and vote in real time, provided they are connected to the internet and follow the instructions in the Circular. See “Q&A on Voting” in the Circular. Non-registered shareholders who have not duly appointed themselves as proxyholder will be able to attend the virtual meeting as guests but will not be able to ask questions or vote at the meeting.

If you wish to appoint a person other than the Management Representatives identified in the form of proxy or voting instruction form (including if you are a non-registered shareholder who wishes to appoint yourself as proxyholder in order to attend the virtual meeting) you must carefully follow the instructions in the Circular and on the form of proxy or voting instruction form. See “Q&A on Voting” in the Circular. These instructions include the additional step of registering your proxyholder with our transfer agent, Computershare Trust Company of Canada, after submitting the form of proxy or voting instruction form. Failure to register the proxyholder (including, if you are a non-registered shareholder, failure to appoint yourself as proxyholder) with our transfer agent will result in the proxyholder not receiving a user name to participate in the virtual meeting and only being able to attend as a guest. Guests will be able to listen to the virtual meeting but will not be able to ask questions or vote.

Information for Registered Shareholders

Registered shareholders and duly appointed proxyholders (including non-registered shareholders who have duly appointed themselves as proxyholder) that attend the meeting online will be able to vote by completing a ballot online during the meeting through the live webcast platform.

If you are not attending the virtual meeting and wish to vote by proxy, we must receive your vote by 5:00 p.m. (New York time) on June 12, 2023 or, in the event the virtual meeting is adjourned or postponed, not less than two business days prior to the time of the adjourned or postponed meeting (the “Proxy Deadline”). You can cast your proxy vote in the following ways:

•	On the Internet at www.investorvote.com;

•	Mail your signed proxy using the business reply envelope accompanying your proxy; or

•	By telephone at 1-866-732-8683 (toll-free in North America) or 1-312-588-4290 (direct dial outside North America).

Information for Non-Registered Shareholders

Non-registered shareholders will receive a voting instruction form with their physical copy of this notice. If you wish to vote, but not attend the meeting, the voting instruction form must be completed, signed and returned in accordance with the directions on the form.

If you wish to appoint a proxyholder, you must complete the additional step of registering the proxyholder with our transfer agent, Computershare Trust Company of Canada at www.computershare.com/BIPC by no later than the Proxy Deadline.

By Order of the Board

/s/ Michael Ryan

Michael Ryan

Corporate Secretary

May 2, 2023

Letter to Shareholders

To our shareholders,

On behalf of your Board of Directors, we are pleased to invite you to attend the 2023 annual meeting of Brookfield Infrastructure Corporation (the “Corporation” or “BIPC”). The annual meeting will occur by webcast at 9:00 a.m. (New York time) on Wednesday, June 14, 2023. You can read about the business of the meeting beginning on page ten of the accompanying Management Information Circular (the “Circular”). The Circular also provides important information on voting your shares at the meeting, our eight (8) director nominees, our corporate governance practices, and director and executive compensation. Additional details on how to access our live audio and participate in our annual meeting can be found in the “Q&A on Voting” section of the Circular.

2022 Highlights

BIPC reported net income of $1.6 billion compared to $27 million in the prior year. 2022 earnings benefited from organic growth across our portfolio, as well as a $1.1 billion revaluation gain on our exchangeable shares that are classified as liabilities under IFRS. Additionally, the prior year included a revaluation loss of $0.4 billion on our exchangeable shares and a higher income tax expense related to a previous increase in the future U.K. tax rate.

BIPC generated Funds From Operations (“FFO”) of $456 million for the year, representing a 5% increase compared to the prior year.1 FFO benefited from inflation-indexation at our Brazilian gas transmission business and capital commissioned into rate base, as well as higher connections activity at our U.K. regulated distribution business. FFO further benefited from the acquisition of our Australian regulated utility earlier this year. These benefits were partially offset by an increase in financing costs and an increase in the base management fee.

Sales activity at our U.K. regulated distribution operation was strong, ending the year with a total of 339,000 connection sales. This was the company’s best year of sales and was 5% higher than the record set in 2021. Performance was solid across all utility offerings, with notable outperformance in the sale of water connections, which increased by over 40% relative to the prior year. Installations overall during the quarter were 50% above the prior year and the orderbook remains at a record level of 1.5 million connections.

Our Brazilian regulated gas transmission business continues to perform well. During the year we completed the refinancing of $1 billion of debt maturing in 2023 through the issuance of new local debentures and offshore bank financing, extending the average term by five years and significantly de-risking the balance sheet.

As a result of Brookfield Infrastructure Partners L.P.’s (together with its subsidiaries and operating entities, “Brookfield Infrastructure”) strong financial and operating performance, our Board of Directors approved a quarterly dividend increase of 6% to $0.3825 per share in February 2023.

Brookfield Infrastructure’s full cycle capital recycling strategy was on display in 2022, with several noteworthy achievements. Brookfield Infrastructure secured $2.9 billion in capital deployment, which it allocated across five new investments. On the divestment side, Brookfield Infrastructure secured the sale of five mature businesses for approximately $1 billion in proceeds. Finally, Brookfield Infrastructure replenished its organic growth backlog by approximately $4 billion, creating a pipeline for future growth opportunities.

These accomplishments demonstrate Brookfield Infrastructure’s commitment to achieving strong financial results while strategically positioning itself for continued success.

1 FFO is a non-IFRS measure. See the “Cautionary Statement Regarding the Use of Non-IFRS Accounting Measures” on page 51 of the Circular.

Shareholder Meeting

Please take the time to read our Management Information Circular and determine how you will vote your shares.

The Board wishes to express our appreciation for your continued faith in us and we look forward to meeting with you (virtually) on June 14th.

Yours truly,

/s/ Anne C Schaumburg

Anne C Schaumburg

Brookfield Infrastructure Corporation

Board Chair

May 2023

Management Information Circular

Table of Contents

PART ONE – VOTING INFORMATION	2

Who Can Vote	2
Notice and Access	3
Q & A on Voting	3
Principal Holders of Voting Shares	9

PART TWO – BUSINESS OF THE MEETING	10

1. Receiving the Consolidated Financial Statements	10
2. Election of Directors	10
Voting by Proxy	11
Director Nominees	11
Summary of 2023 Nominees for Director	18
2022 Director Attendance	19
3. Appointment of External Auditor	20
Principal Accounting Firm Fees	20

PART THREE – STATEMENT OF CORPORATE GOVERNANCE PRACTICES	22

Overview	22
Board of Directors	22
Management Diversity	29
Environmental, Social and Governance Management	29
Code of Business Conduct and Ethics	33
Personal Trading Policy	34

PART FOUR – DIRECTOR COMPENSATION AND EQUITY OWNERSHIP	35

Director Compensation	35
Equity Ownership of Directors	36

PART FIVE – REPORT ON EXECUTIVE COMPENSATION	37

Executive Overview	37
Compensation Elements Paid by Brookfield	38
Base Salaries	38
Cash Bonus and Long-Term Incentive Plans	38
Distribution of the Asset Management Business	40
Performance Graph	41
Summary of Compensation	42
Pension and Retirement Benefits	48
Termination and Change of Control Provisions	48

PART SIX – OTHER INFORMATION	50

Indebtedness of Directors, Officers and Employees	50
Audit Committee	50
Related Party Transactions	50
Management Contracts	50
Normal Course Issuer Bid	51
Cautionary Statement Regarding the Use of Non-IFRS Accounting Measures	51
Availability of Disclosure Documents	52
Other Business	52
Directors’ Approval	53

APPENDIX A – CHARTER OF THE BOARD	A-1

Part One – Voting Information

This Management Information Circular (“Circular”) is provided in connection with the solicitation by management of Brookfield Infrastructure Corporation (“we,” “our” or the “Corporation”) of proxies for the Annual General Meeting of Shareholders of the Corporation (the “meeting”) referred to in the Corporation’s Notice of Annual General Meeting of Shareholders and Availability of Investor Materials dated May 2, 2023 (the “Notice”) to be held in a virtual meeting format only on June 14, 2023 at 9:00 a.m. (New York time). See “Q&A on Voting” on page 3 of this Circular for further information.

This solicitation will be made primarily by sending proxy materials to shareholders by mail and email, and in relation to the delivery of this Circular, by posting this Circular on our website at https://bip.brookfield.com/bipc under “Notice and Access 2023”, on our System for Electronic Document Analysis and Retrieval (“SEDAR”) profile at www.sedar.com and on our Electronic Data Gathering, Analysis, and Retrieval system (“EDGAR”) profile at www.sec.gov/edgar pursuant to Notice and Access. See “Notice and Access” below for further information. The cost of solicitation will be borne by the Corporation.

The information in this Circular is given as at May 2, 2023, unless otherwise indicated. As the Corporation operates in U.S. dollars and reports its financial results in U.S. dollars, all financial information in this Circular is denominated in U.S. dollars, unless otherwise indicated. All references to AUD$ are to Australian dollars and all references to C$ are to Canadian dollars. For comparability, all Canadian dollar amounts in this Circular have been converted to U.S. dollars at the average exchange rate for 2022 as reported by Bloomberg L.P. (“Bloomberg”) of C$1.00 = US$0.7688, unless otherwise indicated.

Who Can Vote

As at April 26, 2023, the Corporation had 110,614,288 class A exchangeable subordinate voting shares (“exchangeable shares”), 2 class B multiple voting shares (“class B shares”) and 2,103,677 class C non-voting shares (“class C shares”) outstanding. The exchangeable shares are listed on the New York Stock Exchange (“NYSE”) and the Toronto Stock Exchange (“TSX”) under the symbol “BIPC.” The class B shares and class C shares are all held by a subsidiary of Brookfield Infrastructure Partners L.P. (“BIP” or the “partnership”) (see “Principal Holders of Voting Shares” on page 8 of this Circular for further information). Each registered holder of record of exchangeable shares or class B shares as at the close of business on Wednesday, April 26, 2023 is entitled to receive notice of and to vote at the meeting. Except as otherwise provided in this Circular, each holder of an exchangeable share or a class B share on such date is entitled to vote on all matters to come before the meeting or any adjournment thereof, either in person or by proxy. Except as otherwise provided in our articles or as required by law, holders of class C shares are entitled to notice of, and to attend, any meetings of shareholders of the Corporation, but are not entitled to vote at any such meetings.

The share conditions for the exchangeable shares and class B shares provide that, subject to applicable law and in addition to any other required shareholder approvals, (i) each holder of exchangeable shares is entitled to cast one vote for each exchangeable share held at the record date for determination of shareholders entitled to vote on any matter and (ii) each holder of class B shares is entitled to cast a number of votes for each class B share held at the record date for determination of shareholders entitled to vote on any matter equal to: (A) the number that is three times the number of exchangeable shares then issued and outstanding divided by (B) the number of class B shares then issued and outstanding. The effect of the foregoing is that the holders of the class B shares are entitled to cast, in the aggregate, a number of votes equal to three times the number of votes attached to the exchangeable shares. Except as otherwise expressly provided in the Corporation’s articles or as required by law, the holders of exchangeable shares and class B shares will vote together and not as separate classes.

2023 MANAGEMENT INFORMATION CIRCULAR / 2

Each exchangeable share has been structured with the intention of providing an economic return equivalent to one non-voting limited partnership unit of BIP (each, a “BIP Unit”). We therefore expect that the market price of our exchangeable shares will be significantly impacted by the market price of the BIP Units and the combined business performance of our group (as defined below) as a whole. In addition to carefully considering the disclosure made in this Circular, you should carefully consider the disclosure made by BIP in its continuous disclosure filings. Copies of BIP’s continuous disclosure filings are available electronically on BIP’s SEDAR profile at www.sedar.com and on BIP’s EDGAR profile at www.sec.gov/edgar.

Notice and Access

The Corporation is using the Notice and Access provisions of National Instrument 54-101 — Communication with Beneficial Owners of Securities of a Reporting Issuer and National Instrument 51-102 — Continuous Disclosure Obligations (“Notice and Access”) to provide meeting materials electronically for both registered and non-registered shareholders. Instead of mailing meeting materials to shareholders, we have posted this Circular and form of proxy on our website at https://bip.brookfield.com/bipc under “Notice and Access 2023”, in addition to posting it on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar. The Corporation has sent the Notice and a form of proxy or voting instruction form (collectively, the “Notice Package”) to all shareholders informing them that this Circular is available online and explaining how this Circular may be accessed. The Corporation will not directly send the Notice Package to non-registered shareholders. Instead, the Corporation will pay Intermediaries (as defined on page 5 of this Circular) to forward the Notice Package to all non-registered shareholders.

The Corporation has elected to utilize Notice and Access because it allows for a reduction in the use of printed paper materials, is consistent with our focus on sustainability and results in significantly lower printing and mailing costs in connection with the meeting.

Registered and non-registered shareholders who have signed up for electronic delivery of this Circular and our annual report on Form 20-F (which includes our financial statements for the fiscal year ended December 31, 2022 and related management’s discussion and analysis) (the “Annual Report on Form 20-F”) will continue to receive them by email. No shareholders will receive a paper copy of this Circular unless they contact the Corporation at 1-866-989-0311 or bip.enquiries@brookfield.com, in which case the Corporation will mail this Circular within three business days of any request, provided the request is made before the date of the meeting or any adjournment thereof. We must receive your request before 9:00 a.m. (New York time) on May 31, 2023 to ensure you will receive paper copies in advance of the deadline to submit your vote. If your request is made after the meeting and within one year of this Circular being filed, the Corporation will mail this Circular within 10 calendar days of such request.

The deadline for shareholder proposals for the Corporation’s 2024 Annual General Meeting of Shareholders is March 14, 2024. Shareholder proposals should be submitted to the Corporation’s registered office at 1055 West Georgia Street, 1500 Royal Centre, P.O. Box 11117, Vancouver, British Columbia, Canada, V6E 4N7.

Q & A on Voting

What am I voting on?

Resolution	Who Votes	Board Recommendation
Election of the Directors	exchangeable shareholders; class B shareholders	FOR each director nominee
Appointment of the External Auditor and authorizing Directors to set its remuneration	exchangeable shareholders; class B shareholders	FOR the resolution

2023 MANAGEMENT INFORMATION CIRCULAR / 3

Who is entitled to vote?

Holders of exchangeable shares at the close of business on Wednesday, April 26, 2023 are entitled to one vote per share on the items of business as identified above. Holders of class B shares at the close of business on Wednesday, April 26, 2023 are collectively entitled to cast, in the aggregate, a number of votes equal to three times the number of votes attached to the exchangeable shares issued and outstanding on the items of business as identified above. Holders of class C shares are not entitled to vote on the items of business as identified above.

Registered shareholders and duly appointed proxyholders will be able to attend the virtual meeting, submit questions and vote, provided they are connected to the internet, have a control number and follow the instructions in the Circular. Non-registered shareholders who have not duly appointed themselves as proxyholder will be able to attend the virtual meeting as guests but will not be able to ask questions or vote at the virtual meeting.

Shareholders who wish to appoint a person other than the Management Representatives identified in the form of proxy or voting instruction form (including a non-registered shareholder who wishes to appoint themselves to attend the virtual meeting) must carefully follow the instructions in the Circular and on their form of proxy or voting instruction form. These instructions include the additional step of registering such proxyholder with our transfer agent, Computershare Trust Company of Canada (“Computershare”), after submitting the form of proxy or voting instruction form by visiting www.computershare.com/BIPC no later than 5:00 p.m. (New York time) on June 12, 2023 or, in the event the virtual meeting is adjourned or postponed, not less than two business days prior to the time of the adjourned or postponed meeting (the “Proxy Deadline”) and providing Computershare with the name and email address of your appointee. Computershare will provide your appointee with a user name which will allow your appointee to log in to and vote at the meeting. Failure to register the proxyholder with our transfer agent will result in the proxyholder not receiving a user name to participate in the virtual meeting and only being able to attend as a guest. Guests will be able to listen to the virtual meeting but will not be able to ask questions or vote.

How do I vote?

Shareholders can vote in one of two ways, as follows:

•	by submitting your proxy or voting instruction form (by Internet, by mail or by telephone) prior to the meeting; or

•	during the meeting by online ballot through the live webcast platform.

What if I plan to attend the meeting and vote by online ballot?

If you are a registered shareholder or a duly appointed proxyholder, you can attend and vote during the meeting by completing an online ballot through the live webcast platform. Guests (including non-registered shareholders who have not duly appointed themselves as proxyholder) can log into the meeting. Guests will be able to listen to the meeting but will not be able to ask questions or vote during the virtual meeting.

In order to attend the virtual meeting, you will need to complete the following steps:

Step 1: Log in online at: https://web.lumiagm.com/484441143

Step 2: Follow these instructions:

Registered shareholders: Click “I have a Login” and then enter your 15-digit control number found on your form of proxy and the password “BIPC2023” (case sensitive) and click the “Login” button. You will be able to vote by online ballot during the meeting by clicking on the “Voting Icon” on the meeting centre site. If you log in and vote on any

2023 MANAGEMENT INFORMATION CIRCULAR / 4

matter at the meeting, you will be revoking any and all previously submitted proxies. If you voted by proxy in advance of the meeting and do not wish to revoke all previously submitted proxies, do not vote by online ballot on any matter at the meeting.

Duly appointed proxyholders: Click “I have a Login” and then enter your user name provided to you by Computershare and the password “BIPC2023” (case sensitive) and click the “Login” button. You will be able to vote by online ballot during the meeting by clicking on the “Voting Icon” on the meeting centre site.

Guests: Click “I am a guest” and then complete the online form.

It is your responsibility to ensure internet connectivity for the duration of the meeting and you should allow ample time to log in to the meeting online before it begins.

What if I plan to vote by proxy in advance of the meeting?

You can also vote by proxy prior to the Proxy Deadline as follows:

•

by Internet: access www.investorvote.com and follow the instructions on the screen. You will need your 15-digit control number, which is printed on the bottom of the first page of the form of proxy sent to you.

•	by mail: complete, sign and date your form of proxy and return it in the envelope provided or in one addressed to Computershare Trust Company of Canada:

Attention: Proxy Department

100 University Avenue, 8th Floor

Toronto, Ontario

M5J 2Y1

•

by telephone: call toll-free in North America at 1-866-732-8683 or outside North America at 1-312-588-4290. You will be prompted to provide the 15-digit control number printed on the bottom of the first page of the form of proxy sent to you. Please note that you cannot appoint anyone other than the directors and officers named on your form of proxy as your proxyholder if you vote by telephone.

If you vote by proxy, your proxy must be received no later than the Proxy Deadline, regardless of the method you choose. If you do not date your proxy, we will assume the date to be the date it was received by Computershare. If you vote by telephone or via the Internet, do not return your form of proxy.

You can appoint the persons named in the form of proxy or some other person (who need not be a shareholder of the Corporation) to represent you as proxyholder at the meeting by writing the name of this person in the blank space on the form of proxy. If you wish to appoint a person other than the Management Representatives identified in the form of proxy you will need to complete the additional step of registering your proxyholder with Computershare at www.computershare.com/BIPC by no later than the Proxy Deadline.

If you are a non-registered shareholder and your shares are held in the name of an intermediary such as a bank, trust company, securities dealer, broker or other intermediary (each, an “Intermediary”), and you would like to know how to direct the votes of shares beneficially owned, see “If my shares are not registered in my name but are held in the name of an Intermediary, how do I vote my shares?” on page 7 of this Circular for voting instructions.

Who is soliciting my proxy?

The proxy is being solicited by management of the Corporation and the associated costs will be borne by the Corporation.

2023 MANAGEMENT INFORMATION CIRCULAR / 5

What happens if I sign the proxy sent to me?

Signing the proxy appoints David Krant, Chief Financial Officer of the Corporation, or in the alternative, Michael Ryan, Corporate Secretary of the Corporation (collectively, the “Management Representatives”), or another person you have appointed, to vote or withhold from voting your shares at the meeting in accordance with your instructions.

Can I appoint someone other than the Management Representatives to vote my shares?

Yes, you may appoint another person other than the Management Representatives named on the form of proxy to be your proxyholder. Write the name of this person in the blank space on the form of proxy. The person you appoint does not need to be a shareholder. Please make sure that such other person you appoint is attending the meeting and knows he or she has been appointed to vote your shares. You will need to complete the additional step of registering such proxyholder with our transfer agent, Computershare, after submitting the form of proxy or voting instruction form. See “If my shares are not registered in my name but are held in the name of an Intermediary, how do I vote my shares?” on page 7 of this Circular for instructions on registering your proxy with Computershare. Registered shareholders may not appoint another person or company as proxyholder other than the Management Representatives named in the form of proxy when voting by telephone.

What do I do with my completed form of proxy?

Return it to Computershare in the envelope provided to you by mail to Computershare Trust Company of Canada: Attention: Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1; by no later than the Proxy Deadline. A completed form of proxy should only be returned if you are voting by mail or appointing a proxyholder.

Can I vote by Internet in advance of the meeting?

Yes. If you are a registered shareholder, go to www.investorvote.com and follow the instructions on the screen. You will need your 15-digit control number, which is printed on the bottom of the first page of the form of proxy sent to you. You must submit your vote by no later than the Proxy Deadline.

If I change my mind, can I submit another proxy or take back my proxy once I have given it?

Yes. If you are a registered shareholder, you may deliver another properly executed form of proxy with a later date to replace the original proxy in the same way you delivered the original proxy. If you wish to revoke your proxy, prepare a written statement to this effect signed by you (or your attorney as authorized in writing) or, if the shareholder is a corporation, under its corporate seal or by a duly authorized officer or attorney of the corporation. This statement must be delivered to the Corporate Secretary of the Corporation at the address below no later than 5:00 p.m. (New York time) on Monday, June 12, 2023, or, in the event the virtual meeting is adjourned or postponed, not less than two business days prior to the time of the adjourned or postponed meeting. You may also log in, accept the terms and conditions and vote by online ballot at the meeting. Voting on any online ballot will revoke your previous proxy.

Attention: Corporate Secretary

Brookfield Infrastructure Corporation c/o Computershare Trust Company of Canada

100 University Avenue, 8th Floor

Toronto, Ontario M5J 2Y1

If you are a non-registered shareholder, you may revoke a voting instruction form previously given to an Intermediary at any time by written notice to the Intermediary. An Intermediary is not required to act on a revocation of a voting

2023 MANAGEMENT INFORMATION CIRCULAR / 6

instruction form unless they receive it at least seven calendar days before the meeting. A non-registered shareholder may then submit a revised voting instruction form in accordance with the directions on the form.

How will my shares be voted if I give my proxy?

The persons named on the form of proxy must vote your shares for or against or withhold from voting, in accordance with your directions, or you can let your proxyholder decide for you. If you specify a choice with respect to any matter to be acted upon, your shares will be voted accordingly. In the absence of voting directions, proxies received by management will be voted in favour of all resolutions put before shareholders at the meeting. See “Business of the Meeting” on page 10 of this Circular for further information.

What if amendments are made to these matters or if other matters are brought before the meeting?

The persons named on the proxy will have discretionary authority with respect to amendments or variations to matters identified in the Notice and with respect to other matters which may properly come before the meeting.

As at the date of this Circular, management of the Corporation is not aware of any amendment, variation or other matter expected to come before the meeting. If any other matters properly come before the meeting, the persons named on the form of proxy will vote on them in accordance with their best judgment.

Who counts the votes?

The Corporation’s transfer agent, Computershare, counts and tabulates the proxies.

How do I contact the transfer agent?

For general shareholder enquiries, you can contact Computershare as follows:

Mail	Telephone	Online

Computershare Trust Company of Canada 100 University Avenue, 8th Floor Toronto, Ontario M5J 2Y1	Direct dial outside North America at 514-982-7555 within Canada and the United States toll free at 1-800-564-6253	Email: service@computershare.com/service Website: http://www.investorcentre.com/

If my shares are not registered in my name but are held in the name of an Intermediary,

how do I vote my shares?

In many cases, exchangeable shares that are beneficially owned by a non-registered shareholder are registered either:

•	in the name of an Intermediary or a trustee or administrator of self-administered RRSPs, RRIFs, RESPs and similar plans; or

•	in the name of a depository, such as CDS Clearing and Depository Services Inc. or the Depository Trust Company, of which the Intermediary is a participant.

Your Intermediary is required to send you a voting instruction form for the number of shares you beneficially own.

2023 MANAGEMENT INFORMATION CIRCULAR / 7

Since the Corporation has limited access to the names of its non-registered shareholders, if you attend the virtual meeting, the Corporation may have no record of your shareholdings or of your entitlement to vote unless your Intermediary has appointed you as proxyholder. Therefore, if you wish to vote by online ballot at the meeting, you will need to complete the following steps:

Step 1: Insert your name in the space provided on the voting instruction form and return it by following the instructions provided therein.

Step 2: You must complete the additional step of registering yourself (or your appointees other than if your appointees are the Management Representatives) as the proxyholder with Computershare at www.computershare.com/BIPC no later than the Proxy Deadline and providing Computershare with your name and email address or the name and email address of your appointee. Computershare will provide you or your appointee with a user name which will allow you or your appointee to log in to and vote at the meeting.

If you are a non-registered shareholder located in the United States and you wish to appoint yourself as a proxyholder, in addition to the steps above, you must first obtain a valid legal proxy from your Intermediary. To do so, please follow these steps:

Step 1: Follow the instructions from your Intermediary included with the legal proxy form and the voting information form sent to you or contact your Intermediary to request a legal proxy form or a legal proxy if you have not received one.

Step 2: After you receive a valid legal proxy from your Intermediary, you must then submit the legal proxy to Computershare. You can send the legal proxy by e-mail or by courier to: uslegalproxy@computershare.com (if by e-mail), or Computershare Trust Company of Canada, Attention: Proxy Dept., 8th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1, Canada (if by courier). The legal proxy in both cases must be labeled “Legal Proxy” and received no later than the Proxy Deadline.

Step 3: Computershare will provide duly appointed proxyholders with a username by e-mail after the voting deadline has passed. Please note that you are also required to register your appointment as a proxyholder at www.computershare.com/BIPC as noted above.

Failing to register online as a proxyholder will result in the proxyholder not receiving a control number, which is required to vote at the meeting. Non-registered shareholders who have not duly appointed themselves as proxyholder will not be able to vote at the meeting but will be able to participate as a guest.

A non-registered shareholder who does not wish to attend and vote at the meeting and wishes to vote prior to the meeting must complete and sign the voting instruction form and return it in accordance with the directions on the form.

The Corporation has distributed copies of the Notice Package to Intermediaries for onward distribution to non-registered shareholders. Intermediaries are required to forward the Notice Package to non-registered shareholders.

Non-registered shareholders who have not opted for electronic delivery will receive a voting instruction form to permit them to direct the voting of the shares they beneficially own. Non-registered shareholders should follow the instructions on the forms they receive and contact their Intermediaries promptly if they need assistance.

2023 MANAGEMENT INFORMATION CIRCULAR / 8

Principal Holders of Voting Shares

On March 31, 2020, the partnership completed a special distribution whereby unitholders received one exchangeable share for every nine BIP Units held (the “special distribution”). The following table presents information regarding the beneficial ownership of the exchangeable shares by each person or entity that beneficially owns 10% or more of the exchangeable shares. The exchangeable shares held by the principal shareholders do not entitle such shareholders to different voting rights than those of other holders of the exchangeable shares. However, the exchangeable shares and the class B shares have different voting rights. Holders of exchangeable shares hold a 25% voting interest in the Corporation and holders of the class B shares hold a 75% voting interest in the Corporation.

	Exchangeable Shares
Name	Shares Owned	Percentage
Brookfield Corporation(a)(b)	13,012,789	11.8%

Notes:

(a)

Brookfield Corporation (formerly Brookfield Asset Management Inc.) (together with any affiliate thereof other than our group, including Brookfield Asset Management Ltd. (“Brookfield Asset Management”), unless the context requires otherwise, “Brookfield”) may be deemed the beneficial owner of 13,012,789 exchangeable shares that it holds through its wholly-owned subsidiary BIPC Holding LP.

(b)

BAM Partners Trust, a trust established under the laws of Ontario (the “BN Partnership”) is the sole owner of Brookfield Corporation’s Class B Limited Voting Shares. The beneficial interests in the BN Partnership, and the voting interests in its trustee, are held as follows: one-third by Jack L. Cockwell, one-third by Bruce Flatt, and one-third jointly by Brian W. Kingston, Brian D. Lawson, Cyrus Madon, Sam Pollock and Sachin G. Shah in equal parts. The BN Partnership has the ability to appoint one half of the board of directors of Brookfield Corporation with no single individual or entity controlling the BN Partnership.

Brookfield Infrastructure Holdings (Canada) Inc. (“Can HoldCo”), which is controlled by Brookfield Infrastructure L.P. (“Holding LP”), which is controlled by BIP (together with Can HoldCo, Holding LP, certain subsidiaries of Holding LP and the entities which directly or indirectly hold the partnership’s current operations and assets that the partnership may acquire in the future, including any assets held through joint ventures, partnerships and consortium arrangements (other than the Corporation), “Brookfield Infrastructure”), which itself is controlled by Brookfield, holds all of the issued and outstanding class B shares, having a 75% voting interest in the Corporation, and all of the issued and outstanding class C shares, which entitle the partnership to all of the residual value in the Corporation after payment in full of the amount due to holders of exchangeable shares and class B shares and subject to the prior rights of holders of preferred shares. Together, Brookfield and Brookfield Infrastructure hold an approximate 78.0% voting interest in the Corporation.

To the knowledge of the directors and officers of the Corporation, there are no other persons or corporations that beneficially own, exercise control or direction over, have contractual arrangements such as options to acquire, or otherwise hold voting securities of the Corporation carrying more than 10% of the votes attached to any class of outstanding voting securities of the Corporation.

2023 MANAGEMENT INFORMATION CIRCULAR / 9

Part Two – Business of the Meeting

We will address three items at the meeting:

1.	receive the consolidated financial statements of the Corporation for the fiscal year ended December 31, 2022, including the external auditor’s report thereon;

2.	elect directors who will serve until the next annual meeting of shareholders or until their successors are elected or appointed; and

3.	appoint the external auditor who will serve until the next annual meeting of shareholders and authorize the directors to set its remuneration.

We will also consider other business that may properly come before the meeting.

As at the date of this Circular, management is not aware of any changes to these items and does not expect any other items to be brought forward at the meeting. If there are changes or new items, you or your proxyholder can vote your shares on these items as you, he or she sees fit. The persons named on the form of proxy will have discretionary authority with respect to any changes or new items which may properly come before the meeting and will vote on them in accordance with their best judgment.

1.  Receiving the Consolidated Financial Statements

The Corporation’s consolidated financial statements for the fiscal year ended December 31, 2022 and related management’s discussion and analysis are included in our Annual Report on Form 20-F. Our Annual Report on Form 20-F is available on our website https://bip.brookfield.com/bipc, under “Notice and Access 2023” and on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar, and is being mailed to registered and non-registered shareholders of the Corporation who have contacted the Corporation to request a paper copy of the Annual Report on Form 20-F. Shareholders who have signed up for electronic delivery of the Annual Report on Form 20-F will receive it by email.

2.  Election of Directors

The board of directors of the Corporation (the “Board”) is comprised of eight members, all of whom are to be elected at the meeting. The Board mirrors the board of directors of the general partner of BIP, except that John Mullen is the non-overlapping director member of the Board who assists the Corporation with, among other things, resolving any conflicts of interest that may arise from its relationship with the partnership. If you own exchangeable shares or class B shares, you can vote on the election of all eight directors. The following persons are proposed as nominees for election:

• Jeffrey Blidner	• William Cox	• Roslyn Kelly	• John Mullen

• Suzanne Nimocks	• Daniel Muñiz Quintanilla	• Anne Schaumburg	• Rajeev Vasudeva

The appointment of the directors must be approved by a majority of the votes cast by holders of exchangeable shares and class B shares, voting together as a single class.

2023 MANAGEMENT INFORMATION CIRCULAR / 10

Voting by Proxy

The Management Representatives designated on the proxy to be completed by shareholders intend to cast the votes represented by such proxy FOR each of the proposed nominees for election by the shareholders as set forth under “Election of Directors” in Part Two of this Circular, unless the shareholder who has given such proxy has directed that such shares be otherwise voted or withheld from voting in the election of directors.

Director Nominees

The Board recommends that the eight director nominees be elected at the meeting to serve as directors of the Corporation until the next annual meeting of shareholders or until their successors are elected or appointed.

The Board believes that the collective qualifications, skills and experiences of the director nominees allow for the Corporation to continue to maintain a well-functioning Board with a diversity of perspectives. The Board’s view is that, individually and as a whole, the director nominees have the necessary qualifications to be effective at overseeing the business and strategy of the Corporation.

Jeffrey Blidner and Anne Schaumburg were appointed to the Board on March 12, 2020 and William Cox, Roslyn Kelly, Daniel Muñiz Quintanilla and Rajeev Vasudeva were appointed to the Board on March 16, 2020. John Mullen was appointed to the Board on May 5, 2021. Suzanne Nimocks was appointed to the Board on August 2, 2022.

We expect that each of the director nominees will be able to serve as a director. If a director nominee tells us before the meeting that he or she will not be able to serve as a director, the Management Representatives designated on the form of proxy, unless directed to withhold from voting in the election of directors, reserve the right to vote for other director nominees at their discretion.

Each director’s biography contains information about the director, including his or her background and experience, holdings of exchangeable shares and other public company board positions held, as at April 26, 2023. See “Director Share Ownership Requirements” in Part Three of this Circular for further information on director share ownership requirements.

2023 MANAGEMENT INFORMATION CIRCULAR / 11

The following eight individuals are nominated for election as directors of the Corporation:

Jeffrey Blidner(a)

Age: 75

Director since:

March 12, 2020

Director of the general

partner of BIP since:

2008

(Affiliated)(d)

Areas of Expertise:

Growth Initiatives, Governance, Legal

Expertise, International Experience, Strategic

Planning Acumen,

Infrastructure, Power,

Private Equity, Property

Jeffrey has served as a director of the Corporation since the special distribution in March 2020 and as a director of the general partner of the partnership since 2008. Jeffrey is a Vice Chairman of Brookfield Asset Management and is responsible for Brookfield’s private client business. He is Chair of the general partner of Brookfield Renewable Partners L.P., Chair of the Brookfield Renewable Corporation, Chair of the general partner of Brookfield Business Partners L.P. and Chair of Brookfield Business Corporation. He also serves as a director of Brookfield Corporation, the general partner of Brookfield Property Partners L.P. and Canary Wharf. Prior to joining Brookfield in 2000, Jeffrey was a senior partner at a Canadian law firm. Jeffrey’s practice focused on merchant banking transactions, public offerings, mergers and acquisitions, management buy-outs and private equity transactions. Jeffrey received his LLB from Osgoode Hall Law School and was called to the Bar in Ontario as a Gold Medalist. Jeffrey is not considered an independent director because of his role at Brookfield.

	Board/Committee Membership		Public Board Membership During Last Five Years
Board

Brookfield Infrastructure Corporation

Brookfield Business Corporation

Brookfield Renewable Corporation

Brookfield Property REIT Inc.

Brookfield Business Partners L.P.

Brookfield Corporation

Brookfield Property Partners L.P.

Brookfield Renewable Partners L.P.

Brookfield Infrastructure Partners L.P.

2020 – Present 2022 – Present 2020 – Present 2018 – Present 2016 – Present 2013 – Present 2013 – Present 2011 – Present 2008 – Present
Number of Exchangeable Shares and BIP Units Beneficially Owned, Controlled or Directed
	Exchangeable Shares	BIP Units(e)	Total Number of Exchangeable Shares and BIP Units
	1,060	9,549	10,609

William Cox(a) Age: 60 Director since:

William has served as a director of the Corporation since the special distribution in March 2020 and as a director of the general partner of the partnership since November 3, 2016. He is the President and Chairman of Waterloo Properties in Bermuda; a fifth generation family owned business which operates real estate and retail investment companies in Bermuda. He has developed large scale, commercial projects in Bermuda and operates a successful group of retail operations. Will graduated from Saltus Grammar School, where he served as Chairman of the Board of Trustees and completed his education at Lynchburg College in Virginia.

	Board/Committee Membership		Public Board Membership During Last Five Years

2023 MANAGEMENT INFORMATION CIRCULAR / 12

March 16, 2020

Director of the general

partner of BIP since:

2016

(Independent)(b)

Areas of Expertise:

Business Development,

Human Resource

Management, Risk

Management, Business

Ethics, Social and

Environmental

Responsibility, Asset

Management, Infrastructure,

Private Equity, Real Estate

Board Nominating and Governance Committee		Brookfield Infrastructure Corporation Brookfield Reinsurance Ltd. Brookfield Infrastructure Partners L.P.	2020 – Present 2021 – Present 2016 – Present
Number of Exchangeable Shares and BIP Units Beneficially Owned, Controlled or Directed
Exchangeable Shares	BIP Units(e)	Total Number of Exchangeable Shares and BIP Units
470	11,185	11,655

Roslyn Kelly(a)

Age: 50

Director since:

March 16, 2020

Director of the general

partner of BIP since:

2020

(Independent)(b)

Areas of Expertise:

Corporate Strategy and

Business Development,

Mergers and Acquisitions,

Finance and Capital

Allocation, Risk

Management, Asset

Management, Government

and Public Policy, Economic

Policy, International Affairs,

Energy and Power,

Financial Services,

Healthcare, Infrastructure,

Insurance, Manufacturing,

Roslyn has served as a director of the Corporation since the special distribution in March 2020 and as a director of the general partner of the partnership since February 7, 2020. She is a senior managing director in Mediobanca’s Alternative Asset Management Group, based in London. As part of her role, Roslyn is a member of both the EXCOs of Cairn Capital, a London based diversified credit asset manager, and RAM Active Investments, a Geneva based systematic equity fund. She has fulfilled various investment banking and portfolio management roles throughout her career within several large global financial institutions. Roslyn holds a BBS in Finance from Trinity College, Dublin and an MBA from Georgetown University, McDonaugh School of Business.

Board/Committee Membership		Public Board Membership During Last Five Years
Board Audit Committee(c)		Brookfield Infrastructure Corporation Brookfield Infrastructure Partners L.P.	2020 – Present 2020 – Present
Number of Exchangeable Shares and BIP Units Beneficially Owned, Controlled or Directed
Exchangeable Shares	BIP Units(e)	Total Number of Exchangeable Shares and BIP Units
—	15,086	15,086

2023 MANAGEMENT INFORMATION CIRCULAR / 13

Natural Resources, Private Equity, Real Estate, Accounting, Human Resource Management, Marketing

John Mullen(a)

Age: 67

Director since:

May 5, 2021

Director of the general

partner of BIP since:

2021

(Independent)(b)

Areas of Expertise:

Corporate Strategy and

Business Development,

Mergers and Acquisitions,

Finance and Capital

Allocation, Legal and

Regulatory, Asset

Management, Government

and Public Policy,

Transport, Infrastructure,

Telecommunications

John has served as a director of the Corporation since May 5, 2021. John is a professional director and has extensive international transportation and logistics experience with more than two decades in senior positions with multinationals including most recently as Managing Director and Chief Executive Officer of Asciano Ltd from 2011 to 2016. His experience includes 10 years with the TNT Group – two years of those as its Chief Operating Officer. From 1991 to 1994, he held the position of Chief Executive Officer of TNT Express Worldwide. John joined Deutsche Post DHL Group in 1994, becoming Chief Executive Officer of DHL Express Asia Pacific in 2002 and joint Chief Executive Officer, DHL Express in 2005. He was then Global Chief Executive Officer, DHL Express, from 2006 to 2009. John has been a non-executive Director of Telstra, an Australian telecommunications and media company, since July 2008, and is currently Chairman of Telstra and of Toll Group, a transport and logistics company owned by Japan Post. John holds a Bachelor of Science degree from the University of Surrey in the U.K., is also a member of the Australian Graduate School of Management and a Councillor of the Australian National Maritime Museum.

	Board/Committee Membership		Public Board Membership During Last Five Years
	Board Nominating and Governance Committee (Chair)		Brookfield Infrastructure Corporation Brookfield Infrastructure Partners L.P. Brambles Limited Brookfield Infrastructure Partners L.P. Telstra Corporation Limited	2021 – Present 2021 – 2022(f) 2019 – Present 2017 – 2020(f) 2008 – Present
Number of Shares and BIP Units Beneficially Owned, Controlled or Directed
	Exchangeable Shares	BIP Units(e)	Total Number of Exchangeable Shares and BIP Units
	—	6,740	6,740

Daniel Muñiz Quintanilla(a)

Daniel has served as a director of the Corporation since the special distribution in March 2020 and as a director of the general partner of the partnership since August 1, 2019. He is a seasoned business executive who has held senior positions with multinational mining and infrastructure companies for over a decade. Most recently, he was Managing Director and Executive Vice President of Americas Mining Corporation, the holding company of the Mining Division of Grupo Mexico, S.A.B. de C.V. He served as a member of the Board of Directors and was the Executive Vice President of Southern Copper Corporation, a subsidiary of Americas Mining Corporation, where he led several successful mergers and acquisitions, joint ventures and other similar transactions. He has also held the roles of Executive President and Chief Executive Officer of Industrial Minera Mexico S.A. de C.V., the Underground

2023 MANAGEMENT INFORMATION CIRCULAR / 14

Age: 49

Director since:

March 16, 2020

Director of the general

partner of BIP since:

2019

(Independent)(b)

Areas of Expertise:

Corporate Strategy and

Business Development,

Mergers and Acquisitions,

Finance and Capital

Allocation, Legal and

Regulatory, Asset

Management, Government

and Public Policy,

Economic Policy, Natural

Resources, Manufacturing,

Transport, Infrastructure,

Insurance, Private Equity

Mining Division of Grupo Mexico, and Chief Financial Officer of Grupo Mexico. Daniel holds a LLM from Georgetown University and a MBA from Instituto de Empresa, Madrid, Spain.
Board/Committee Membership		Public Board Membership During Last Five Years
Board Audit Committee (Chair)(c)		Gatos Silver, Inc. Brookfield Infrastructure Corporation Brookfield Infrastructure Partners L.P. Hudbay Minerals Inc. Southern Copper Corporation	2021 – Present(g) 2020 – Present 2019 – Present 2019 – Present 2008 – 2018
Number of Exchangeable Shares and BIP Units Beneficially Owned, Controlled or Directed
Exchangeable Shares	BIP Units(e)	Total Number of Exchangeable Shares and BIP Units
—	—	—

Suzanne Nimocks(a)

Age: 64

Director since:

August 2, 2022

(Independent)(b)

Areas of Expertise:

Corporate Strategy and

Business Development,

Mergers and Acquisitions,

Finance and Capital

Allocation, Asset

Management, Risk

Management, Electric

Power, Natural Gas,

Renewables, Economic

Policy, Financial Services,

Infrastructure, Private Equity

Suzanne Nimocks has served as a director of the Corporation and as a director of the general partner of the partnership since August 2, 2022. Suzanne serves as a member of the board of directors of Ovintiv Inc., a leading North American energy producer, and is Lead Independent Director for Owens Corning, a global building and construction materials leader. She is a former director for Arcelor Mittal and Valaris plc. and was formerly a Senior Partner of McKinsey & Company where she was a leader in the firm’s global organization, risk management and electric power, natural gas and renewables practices. Suzanne holds a BA from Tufts University, Medford, USA and a MBA from Harvard University.

Board/Committee Membership		Public Board Membership During Last Five Years
Board		Brookfield Infrastructure Corporation Brookfield Infrastructure Partners L.P. Owens Corning Arcelor Mittal S.A. Ovintiv Inc. Valaris plc	2022 – Present 2022 – Present 2012 – Present 2011 – 2022 2010 – Present 2010 – 2021(h)
Number of Exchangeable Shares and BIP Units Beneficially Owned, Controlled or Directed
Exchangeable Shares	BIP Units(e)	Total Number of Exchangeable Shares and BIP Units
2,500	—	2,500

2023 MANAGEMENT INFORMATION CIRCULAR / 15

Anne Schaumburg(a)

Age: 73

Director since:

March 12, 2020

Director of the general

partner of BIP since:

2005

(Independent)(b)

Areas of Expertise:

Corporate Strategy and Business Development, Mergers and Acquisitions, Finance and Capital Allocation, Energy and Power, Financial Services, Infrastructure, Natural Resources, Accounting, Human Resource Management, Marketing

Anne has served as a director of the Corporation since the special distribution in March 2020 and as a director of the general partner of the partnership since November 3, 2008, including serving as Chair since February 2020. She has been a member of the board of directors of NRG Energy, Inc., a power generation company listed on NYSE, since 2005. From 1984 until her retirement in 2002, Anne was a Managing Director and senior banker in the Global Energy Group of Credit Suisse First Boston. Anne has worked in the investment banking industry for 28 years specializing in the power sector. Anne ran Credit Suisse’s Power Group from 1994 to 1999, prior to its consolidation with Natural Resources and Project Finance, where she was responsible for assisting clients on advisory and finance assignments. Her transaction expertise, across the spectrum of utility and unregulated power, includes mergers and acquisitions, debt and equity capital market financings, project finance and leasing, utility disaggregation and privatizations. Anne is a graduate of the City University of New York.

	Board/Committee Membership		Public Board Membership During Last Five Years
	Board (Chair) Audit Committee(c) Nominating and Governance Committee		Brookfield Infrastructure Corporation Brookfield Reinsurance Ltd. Brookfield Infrastructure Partners L.P. NRG Energy, Inc.	2020 – Present 2021 – Present 2008 – Present 2005 – Present
Number of Exchangeable Shares and BIP Units Beneficially Owned, Controlled or Directed
	Exchangeable Shares	BIP Units(e)	Total Number of Exchangeable Shares and BIP Units
	2,920	27,798	30,718

Rajeev Vasudeva(a) Age: 63 Director since: March 16, 2020 Director of the general partner of BIP since: 2019 (Independent)(b) Areas of Expertise:

Rajeev has served as a director of the Corporation since the special distribution in March 2020 and as a director of the general partner of the partnership since August 1, 2019. He has advised global organizations on appointing, assessing and developing leaders over the last two decades. He had a 25-year career with Egon Zehnder, the global leadership advisory firm, as a Partner in the India and UK, culminating in his appointment as the Chief Executive Officer of the firm for five years from 2014-2019. Prior to being appointed CEO, he was the Partner-in-charge for global operations, technology and financial performance. His consulting engagements were primarily focused on serving clients in the Telecom and Technology sector. During his initial career, he worked as a management consultant with Price Waterhouse and Touche Ross in India and the U.S. Rajeev currently serves as the Chair of Centum Learning Ltd., an Ed-tech company, and also serves on the board of Pidilite Industries Ltd., a specialty chemicals company, listed on the Bombay Stock Exchange and is a member of the Nomination and Remuneration Committee. Rajeev is a qualified Chartered Accountant and lawyer and holds an MBA from the University of Michigan, Ann Arbor, USA.

	Board/Committee Membership		Public Board Membership During Last Five Years

2023 MANAGEMENT INFORMATION CIRCULAR / 16

Corporate Strategy and Business Development, Finance and Capital Allocation, Accounting, Economic Policy, International Affairs	Board		Brookfield Infrastructure Corporation Marico Limited Pidilite Industries Ltd. Brookfield Infrastructure Partners L.P. Centum Learning Ltd.	2020 – Present 2021 – Present 2020 – Present 2019 – Present 2019 – 2022
	Number of Exchangeable Shares and BIP Units Beneficially Owned, Controlled or Directed
	Exchangeable Shares	BIP Units(e)	Total Number of Exchangeable Shares and BIP Units
	1,500	—	1,500

Notes:

(a)

Jeffrey Blidner principally lives in Ontario, Canada. William Cox principally lives in Bermuda. Roslyn Kelly and Rajeev Vasudeva principally live in London, United Kingdom. John Mullen principally lives in New South Wales, Australia. Daniel Muñiz Quintanilla principally lives in Madrid, Spain. Anne Schaumberg principally lives in New Jersey, United States of America and Suzanne Nimocks principally lives in Utah, United States of America.

(b)

“Independent” refers to the Board’s determination of whether a director nominee is “independent” under Section 1.2 of National Instrument 58-101 — Disclosure of Corporate Governance Practices. John Mullen is the non-overlapping board member of BIPC who assists BIPC with, among other things, resolving any conflicts of interest that may arise from its relationship with BIP. John Mullen served on the board of directors of the general partner of BIP from 2017 to 2020 and most recently from May 5, 2021 until he resigned from such board of directors on August 2, 2022. Until August 2, 2023, if BIPC considers a related party transaction in which BIP is an interested party within the meaning of Multilateral Instrument 61-101 — Protection of Minority Securityholders in Special Transactions (“MI 61-101”), Mr. Mullen would not be considered an independent director under MI 61-101 for purposes of serving on a special committee to consider such transaction.

(c)

Daniel Muñiz Quintanilla is the chair of the audit committee of the Board and is our audit committee financial expert. The audit committee of the Board consists solely of independent directors, each of whom are persons determined by the Corporation to be financially literate within the meaning of National Instrument 52-110 – Audit Committees. Each of the members of the audit committee of the Board has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements.

(d)

“Affiliated” refers to a director nominee who (i) owns greater than a de minimis interest in the Corporation (exclusive of any securities compensation earned as a director) or (ii) within the last two years has directly or indirectly (a) been an officer of or employed by the Corporation or any of its affiliates, (b) performed more than a de minimis amount of services for the Corporation or any of its affiliates, or (c) had any material business or professional relationship with the Corporation other than as a director of the Corporation. “De minimis” for the purpose of this test includes factors such as the relevance of a director’s interest in the Corporation to themselves and to the Corporation.

(e)

The Corporation requires its directors who are not affiliated with Brookfield to hold sufficient exchangeable shares and/or BIP Units such that the acquisition cost of the exchangeable shares and/or BIP Units held by such directors is equal to at least two times their annual retainer for serving as directors of the Corporation and the general partner of BIP, as applicable, as determined by the Board from time to time (the “Director Share Ownership Requirement”). Independent directors of the Corporation are required to meet the Director Share Ownership Requirement within five years of joining the Board. The value of two times the annual retainer for each such director is $300,000. For more information, see “Director Share Ownership Requirements” in Part Three of this Circular. Each of the directors individually and collectively beneficially own less than 1% of the exchangeable shares.

(f)	John Mullen previously served as a director of the general partner of BIP from 2017 to 2020 and from May 2021 to August 2022.

(g)

Daniel Muñiz Quintanilla is a director of Gatos Silver, Inc. (“Gatos”). On April 1, 2022, the Ontario Securities Commission issued a management cease trade order against the chief executive officer and chief financial officer of Gatos ordering each such executive officer to cease trading in the securities of Gatos until Gatos completed its annual continuous disclosure filings for the year ended December 31, 2021 as required by Ontario securities laws. Additional management cease trade orders were issued by the Ontario Securities Commission on April 12, 2022 and July 7, 2022 in connection with certain other delays in Gatos’ financial reporting. Such management cease trade orders remain in effect as of the date hereof.

(h)

Suzanne Nimocks was a director of Valaris plc (formerly Ensco-Rowan) from 2010 until April 2021. Valaris plc filed for bankruptcy in August 2020 and emerged on May 1, 2021. Suzanne resigned from the board of directors of Valaris plc on April 30, 2021.

2023 MANAGEMENT INFORMATION CIRCULAR / 17

Summary of 2023 Nominees for Director

The following summarizes the qualifications of the 2023 director nominees that led the Board to conclude that each director nominee is qualified to serve on the Board.

All Director Nominees Exhibit: • High personal and professional integrity and ethics • A proven record of success • Experience relevant to the Corporation’s global activities	• A commitment to sustainability and social issues • An inquisitive and objective perspective • An appreciation of the value of good corporate governance

The Board is comprised of eight directors, which the Corporation considers an appropriate number given the diversity of its operations and the need for a variety of experiences and backgrounds to effectively oversee the governance of the Corporation and provide strategic advice to management. The Corporation reviews the expertise of incumbent and proposed directors in numerous areas, including those listed in the chart on the following page.

Director Nominees	Business Development	Corporate Strategy / M&A	Leadership of a Large / Complex Organization	Risk Management	Legal & Regulatory	Environmental, Social and Governance Matters	Industry Experience

Jeffrey Blidner	✓	✓	✓	✓	✓	✓	Infrastructure, power, private equity, property

William Cox	✓	✓	✓	✓	✓	✓	Asset management, real estate, infrastructure, private equity

Suzanne Nimocks	✓	✓	✓	✓	✓	✓	Asset management, energy and power, economic policy, financial services, infrastructure, private equity

Roslyn Kelly	✓	✓	✓	✓	✓	✓	Asset management, government and public policy, economic policy, international affairs, energy and power, financial services, healthcare, infrastructure, insurance, manufacturing, natural resources, private equity, real estate, accounting, human resource management, marketing

John Mullen	✓	✓	✓	✓	✓	✓	Asset management, government and public policy, transport, infrastructure, telecommunications

Daniel Muñiz Quintanilla	✓	✓	✓	✓	✓	✓	Asset management, government and public policy, economic policy, natural resources, manufacturing, energy and power, financial services,

2023 MANAGEMENT INFORMATION CIRCULAR / 18

Director Nominees	Business Development	Corporate Strategy / M&A	Leadership of a Large / Complex Organization	Risk Management	Legal & Regulatory	Environmental, Social and Governance Matters	Industry Experience

infrastructure, insurance, private equity

Anne Schaumburg	✓	✓	✓	✓	✓	✓	Energy and power, financial services, infrastructure, natural resources, accounting, human resource management, marketing

Rajeev Vasudeva	✓	✓	✓	✓	✓	✓	Accounting, economic policy, international affairs

2022 Director Attendance

We believe the Board cannot be effective unless it governs actively. We expect our directors to attend all Board meetings and all of their respective committee meetings. Directors may participate by video or teleconference if they are unable to attend in person. The table below shows the number of Board and committee meetings each director nominee attended in 2022. All director nominees standing for re-election attended at least 80% of the Board meetings in 2022, with five of those director nominees attending every Board meeting. The Board and its committees meet in camera without management present at all meetings, including those held by teleconference.

Directors	Independent	All		Board	Audit Committee	Nominating and Governance Committee

Jeffrey Blidner	no	6 of 6	100%	6 of 6	—	—

William Cox	yes	9 of 11	82%	6 of 6	—	3 of 5

Roslyn Kelly	yes	10 of 11	91%	5 of 6	5 of 5	—

John Mullen	yes	9 of 11	82%	5 of 6	—	4 of 5

Daniel Muñiz Quintanilla	yes	11 of 11	100%	6 of 6	5 of 5	—

Suzanne Nimocks	yes	3 of 3	100%	3 of 3	—	—

Anne Schaumburg	yes	11 of 13	85%	5 of 6	4 of 5	2 of 2

Rajeev Vasudeva	yes	6 of 6	100%	6 of 6	—	—

2023 MANAGEMENT INFORMATION CIRCULAR / 19

3.  Appointment of External Auditor

On recommendation of the audit committee of the Board (the “Audit Committee”), the Board proposes the reappointment of Deloitte LLP as the external auditor of the Corporation. Deloitte LLP, including the member firms of Deloitte Touche Tohmatsu Limited and their respective affiliates (collectively, “Deloitte”), is the principal external auditor of the Corporation. Deloitte has served as the external auditor of the Corporation since 2019. The appointment of the external auditor must be approved by a majority of the votes cast by holders of exchangeable shares and class B shares, voting together as a single class.

On any ballot that may be called for in the appointment of the external auditor, the Management Representatives designated on the form of proxy intend to vote such shares FOR reappointing Deloitte LLP, an Independent Registered Public Accounting Firm, as the external auditor, and authorizing the directors to set the remuneration to be paid to the external auditor, unless the shareholder has specified on the form of proxy that the shares represented by such proxy are to be withheld from voting in relation to the appointment of the external auditor.

Principal Accounting Firm Fees

Aggregate fees billed to the Corporation for the fiscal year ended December 31, 2022 by Deloitte amounted to approximately $1.766 million, the entire amount representing audit and audit-related fees. Fees reported for a particular year include differences between actual and planned amounts from the prior year, if applicable.

From time to time, Deloitte also provides consultative and other non-audit services to the Corporation pursuant to an Audit and Non-Audit Services Pre-Approval Policy (the “Audit Policy”). The Audit Policy governs the provision of audit and non-audit services by the external auditor and is annually reviewed by the Audit Committee. The Audit Policy provides for the Audit Committee’s pre-approval of permitted audit, audit-related, tax and other non-audit services. It also specifies a number of services the provision of which is not permitted by the external auditor, including the use of the external auditor for the preparation of financial information, system design and implementation assignments.

The following table sets forth further information on the fees billed by Deloitte to the Corporation for the fiscal years ended December 31, 2022 and December 31, 2021.

$ thousands	2022	2021

Audit fees	1,678	1,836

Audit-related fees	88	51

Tax fees	—	—

All other fees	—	—

Total fees	1,766	1,887

Audit fees include fees for the audit of our annual consolidated financial statements, internal control over financing reporting and interim reviews of the consolidated financial statements included in our quarterly interim reports. This fee also includes fees for the audit or review of financial statements for certain of our subsidiaries, including audits of individual assets to comply with lender, joint venture partner or regulatory requirements.

2023 MANAGEMENT INFORMATION CIRCULAR / 20

Audit-related fees relate primarily to services pertaining to capital market transactions and other securities related matters. Audit-related fees also include fees for translation.

Tax fees related to fees incurred for tax compliance, tax advice and tax planning.

The Audit Committee has received representations from Deloitte regarding its independence and has considered the relations described above in arriving at its determination that Deloitte is independent with respect to the Corporation within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario and within the meaning of the U.S. Securities Act and the applicable rules and regulations thereunder adopted by the U.S. Securities and Exchange Commission and the Public Company Accounting Oversight Board (United States).

2023 MANAGEMENT INFORMATION CIRCULAR / 21

Part Three – Statement of Corporate Governance

Practices

Overview

The Corporation’s corporate governance policies and practices are comprehensive and consistent with the guidelines for corporate governance adopted by Canadian Securities Administrators. The Corporation’s corporate governance practices and policies are also consistent with the requirements of the U.S. Securities and Exchange Commission, the listing standards of the NYSE and the applicable provisions under the U.S. Sarbanes-Oxley Act of 2002, as amended.

The structure, practices and committees of the Board, including matters relating to the size, independence and composition of the Board, the election and removal of directors, requirements relating to board action and the powers delegated to the Board committees, mirror the practices of the partnership and are governed by the Corporation’s articles and policies adopted by the Board. The Board is responsible for exercising the management, control, power and authority of the Corporation except as required by applicable law or the Corporation’s articles. The following is a summary of certain provisions of the Corporation’s articles and policies that affect the Corporation’s governance.

Board of Directors

The Board is currently comprised of eight directors. The Board may consist of between three and eleven directors or such other number of directors as may be determined from time-to-time by a resolution of the shareholders of the Corporation and subject to the Corporation’s articles. At least three directors and at least a majority of the directors holding office must be independent of the Corporation and Brookfield, as determined by the Board using the standards for independence established under applicable securities laws. The Board mirrors the board of directors of the general partner of the partnership, except that there is one additional non-overlapping member of the Board who assists the Corporation with, among other things, resolving any conflicts of interest that may arise from its relationship with Brookfield Infrastructure (together with the Corporation, our “group”). John Mullen currently serves as the non-overlapping director.

Election and Removal of Directors

The Board is elected by the holders of exchangeable shares and class B shares of the Corporation and each of the Corporation’s current directors will serve until the next annual meeting of shareholders of the Corporation or his or her death, resignation or removal from office, whichever occurs first. Vacancies on the Board may be filled and additional directors may be added by a resolution of the shareholders of the Corporation or a vote of the directors then in office. A director may be removed from office by a resolution duly passed by the shareholders of the Corporation. A director will be automatically removed from the Board if he or she becomes bankrupt, insolvent or suspends payments to his or her creditors or becomes prohibited by law from acting as a director.

The Board has not adopted a majority voting policy for the election of directors. The Corporation is exempt from the TSX’s requirement to adopt such a policy because Brookfield Infrastructure, through its ownership of class B shares, has a 75% voting interest in the Corporation and is able to control the election and removal of directors serving on the Board. As a result of Brookfield Infrastructure’s voting interest, a majority voting policy would not serve a useful purpose for a majority-controlled company like the Corporation.

Term Limits and Board Renewal

The nominating and governance committee of the Board (the “Nominating and Governance Committee”) reviews and assesses the qualifications of candidates to join the Board with the goal, among other things, of reflecting a balance

2023 MANAGEMENT INFORMATION CIRCULAR / 22

between the experience that comes with longevity of service on the Board and the need for renewal and fresh perspectives.

The Board does not have a mandatory age for the retirement of directors and there are no term limits nor any other mechanisms in place that operate to compel board turnover. While we believe that mandatory retirement ages, director term limits and other board turnover mechanisms are overly prescriptive, periodically adding new voices to the Board can help us adapt to a changing business environment.

As such, the Nominating and Governance Committee reviews the composition of the Board on a regular basis in relation to approved director criteria and skill requirements and recommends changes as appropriate to renew the Board (see the “Nominating and Governance Committee” section in this Statement of Corporate Governance Practices for further information on the Corporation’s process to identify candidates for election to the Board).

Board Diversity Policy

The Corporation has a board diversity policy. The diversity policy is informed by our group’s deep roots in many global jurisdictions and the belief that the Board should reflect a diversity of backgrounds relevant to its strategic priorities. This includes such factors as diversity of business expertise and international experience, in addition to geographic and gender diversity.

All Board appointments are based solely on merit, having due regard for the benefits of diversity, so that each nominee possesses the necessary skills, knowledge and experience to serve effectively as a director. Therefore, in the director identification and selection process, gender diversity influences succession planning and is one criterion in adding new members to the Board. We appreciate the benefits of leveraging a range of diverse talents and perspectives and we are committed to pursuing the spirit and letter of the diversity policy. The Nominating and Governance Committee is responsible for overseeing the implementation of the diversity policy and for monitoring progress towards achieving its objectives.

Currently, of the seven independent directors and eight total number of directors on the Board, three directors are women (all three are independent directors and all three are standing for re-election). Therefore, if all of the director nominees are elected at the meeting, there will be three women on the Board, or approximately 43% of the independent directors on the Board and 38% of the entire Board will be women. The diversity policy does not set any formal targets on diversity, including gender diversity, for directors at this time, because of the current need for geographic diversity of directors and the emphasis on subject matter expertise.

	As of December 31, 2022		As of December 31, 2021

	Number	%	Number	%

Women on the Board	3	38%	2	25%

Mandate of the Board

The Board oversees the management of the Corporation’s business and affairs directly and through two standing committees: the Audit Committee and the Nominating and Governance Committee (each a “Committee” and collectively, the “Committees”). The responsibilities of the Board and each Committee, respectively, are set out in written charters, which are reviewed and approved annually by the Board. All Board and Committee charters are posted on the Corporation’s website, https://bip.brookfield.com/bipc under “Corporate Governance.” The Board charter is also attached as Appendix A to this Circular.

2023 MANAGEMENT INFORMATION CIRCULAR / 23

The Board is responsible for:

•

Supervising the affiliates of Brookfield who are engaged in the provision of management services (collectively, the “Service Providers”) under the master services agreement among the Corporation, the partnership (collectively, the “Service Recipients”), Brookfield and the Service Providers (the “Master Services Agreement”);

•	Capitalizing and financing the Corporation’s interests in its operating subsidiaries; and

•	Overseeing the activities of the Corporation.

Meetings of the Board

The Board holds at least four scheduled meetings a year, all chaired by the Chair of the Board, or in the absence of the Chair, such other directors as nominated by the directors who are in attendance. The Board is responsible for its agenda. Prior to each Board meeting, the Chair of the Board discusses agenda items for the meeting with a representative of the Service Providers. Materials for each meeting are distributed to directors in advance of meetings.

The Board meets at least quarterly to review and approve the Corporation’s quarterly earnings and consider dividend payments and review specific items of business, including transactions and strategic initiatives. Meeting frequency may change depending on the opportunities or risks faced by the Corporation. The Board holds additional meetings as necessary to consider special business.

In 2022, there were four regularly scheduled Board meetings and two special meetings for a total of six Board meetings.

Four regular meetings are scheduled for 2023.

Meetings of Independent Directors

At all quarterly meetings, the independent directors hold meetings without the presence of management and the directors who are not independent.

There were six meetings of independent directors during 2022.

Independent Directors

At least three directors and at least a majority of the directors holding office must be independent of the Corporation and Brookfield, as determined by the Board using the standards for independence established under applicable securities laws. In addition, the Corporation must have one director who does not overlap with the board of directors of the general partner of the partnership. The Corporation obtains information from its directors annually to determine their independence. The Board decides which directors are considered to be independent based on the recommendation of the Nominating and Governance Committee, which evaluates director independence based on the guidelines set forth under applicable stock exchange guidelines and securities laws.

In this process, the Board conducts an analysis of each director nominee to determine if they are an affiliated director (all director nominees who are also current members of management are, by definition, affiliated directors) or an independent director.

At all quarterly meetings, the independent directors hold meetings without the presence of management and the directors that are not independent. The Board has also adopted certain conflicts management policies to govern its

2023 MANAGEMENT INFORMATION CIRCULAR / 24

practices in circumstances in which conflicts of interest with Brookfield may arise. See Item 6.C “Board Practices—Transactions Requiring Approval by Independent Directors”, Item 6.C “Board Practices—Transactions in Which a Director Has an Interest” and Item 7.B “Related Party Transactions—Conflicts of Interest and Fiduciary Duties” in our Annual Report on Form 20-F.

The following table shows the directors standing for election at the meeting and whether each nominee will be an Independent, Affiliated or Management director.

	Independent	Affiliated	Management
	(a)	(b)	(c)

Jeffrey Blidner		✓		Reason for Affiliated or Management Status Vice Chair of Brookfield
William Cox	✓

Roslyn Kelly	✓

John Mullen	✓

Daniel Muñiz Quintanilla	✓

Suzanne Nimocks	✓

Anne Schaumburg	✓

Rajeev Vasudeva	✓

Notes:

(a)

“Independent” refers to the Board’s determination, based on the recommendation of the Nominating and Governance Committee, of whether a director nominee is “independent” under Section 1.2 of National Instrument 58-101.

(b)

“Affiliated” refers to a director nominee who (a) owns greater than a de minimis interest in the Corporation (exclusive of any securities compensation earned as a director) or (b) within the last two years has directly or indirectly (i) been an officer of or employed by the Corporation or any of its affiliates, (ii) performed more than a de minimis amount of services for the Corporation or any of its affiliates, or (iii) had any material business or professional relationship with the Corporation other than as a director of the Corporation. “De minimis” for the purpose of this test includes factors such as the relevance of a director’s interest in the Corporation to themselves and to the Corporation.

(c)	“Management” refers to a director nominee who is a current member of management of a Service Provider.

The Board considers that the seven directors listed as “Independent” above (approximately 88% of the Board) are independent.

Other Directorships

The following director nominees are also directors of other reporting issuers (or the equivalent in foreign jurisdictions) in addition to the Corporation and, other than the non-overlapping director, the general partner of the partnership:

•

Jeffrey Blidner: Brookfield Corporation, the general partner of each of Brookfield Renewable Partners L.P., Brookfield Business Partners L.P., Brookfield Property Partners L.P. as well as Brookfield Property REIT Inc., Brookfield Renewable Corporation and Brookfield Business Corporation;

•	William Cox: Brookfield Reinsurance Ltd.;

•	John Mullen: Telstra Corporation Limited and Brambles Limited;

•	Daniel Muñiz Quintanilla: Gatos Silver, Inc. and Hudbay Minerals Inc.;

•	Suzanne Nimocks: Ovintiv Inc. and Owens Corning;

•	Anne Schaumburg: NRG Energy, Inc. and Brookfield Reinsurance Ltd.; and

•	Rajeev Vasudeva: Pidilite Industries Ltd., Marico Limited and Centum Learning Ltd.

2023 MANAGEMENT INFORMATION CIRCULAR / 25

Expectations of Directors

The Board has adopted a charter of expectations for directors (the “Charter of Expectations”) that outlines the expectations the Corporation places on its directors in terms of professional and personal competencies, share ownership, meeting attendance, conflicts of interest, changes of circumstance and resignation events. In accordance with the Charter of Expectations, directors are expected to bring any potential conflict of interest to the attention of the Chair or a Committee Chair in advance, and refrain from voting on such matters. Directors are also expected to submit their resignations to the Chair if: (i) they become unable to attend at least 75% of the Board’s regularly scheduled meetings or (ii) if they become involved in a legal dispute, regulatory or similar proceedings, take on new responsibilities, or experience other changes in personal or professional circumstances that could adversely affect the Corporation or their ability to serve as a director. The Charter of Expectations is reviewed annually and a copy is posted on the Corporation’s website, https://bip.brookfield.com/bipc under “Corporate Governance.”

Director Share Ownership Requirements

The Charter of Expectations outlines share ownership requirements the Corporation places on its directors who are not affiliated with Brookfield. The Corporation believes that such directors can better represent shareholders if they have economic exposure to the Corporation themselves. The Corporation’s independent directors are expected to hold sufficient exchangeable shares and/or BIP Units such that the acquisition cost of the exchangeable shares and/or BIP Units held by such directors is equal to at least two times their annual retainer for serving as directors of the Corporation and the general partner of BIP, as applicable, as determined by the Board from time to time (the “Director Share Ownership Requirement”). Independent directors of the Corporation are required to meet the Director Share Ownership Requirement within five years of joining the Board.

Director Orientation and Education

New directors of the Corporation are provided with comprehensive information about the Corporation and its affiliates. Arrangements are made for specific briefing sessions from appropriate senior personnel to help new directors better understand our strategies and operations. Directors also participate in continuing education measures, as discussed below.

The Board receives annual operating plans for each of the Corporation’s strategic business units and more detailed presentations on particular strategies. The directors are also invited to participate in guided tours of the Corporation’s various operational facilities. They have the opportunity to meet and participate in work sessions with management to obtain insight into the operations of the Corporation and its affiliates. Directors are regularly briefed on matters that will assist them to better understand industry-related issues such as accounting rule changes, transactional activity, capital market trends and initiatives, significant regulatory developments, as well as trends in corporate governance.

Committees of the Board

The Board believes that its committees assist in the effective functioning of the Board and help ensure that the views of independent directors are effectively represented.

The Board has two standing committees:

•	Audit Committee; and

•	Nominating and Governance Committee.

The responsibilities of these Committees are each set out in written charters, which are reviewed and approved annually by each Committee before they are then reviewed and approved annually by the Board. The charter of each

2023 MANAGEMENT INFORMATION CIRCULAR / 26

Committee can be found on the Corporation’s website, https://bip.brookfield.com/bipc under “Corporate Governance.” It is the Board’s policy that the Audit Committee must consist entirely of independent directors and the Nominating and Governance Committee must consist of a majority of independent directors. Special committees may be formed from time to time to review particular matters or transactions. The Corporation does not have a compensation committee as compensation is determined by Brookfield, as employer of the personnel who carry out the management and activities of our infrastructure business per the terms of the Master Services Agreement. The Corporation does not have any employees, other than employees of its operating subsidiaries. Instead, members of Brookfield’s senior management and other individuals from Brookfield’s global affiliates are drawn upon to provide the Corporation with management services under the Master Services Agreement. For more information on how compensation is decided, see “Executive Overview” in Part Five of this Circular and for more information on the Master Services Agreement, see “Management Contracts” in Part Six of this Circular. While the Board retains overall responsibility for corporate governance matters, each standing Committee has specific responsibilities for certain aspects of corporate governance in addition to its other responsibilities, as described below.

Audit Committee

The Board is required to maintain at all times an audit committee that operates pursuant to a written charter. The Audit Committee is required to consist solely of independent directors and each member must be financially literate and at least one member must be designated as an audit committee financial expert. Collectively, the Corporation’s Audit Committee has the education and experience to fulfill the responsibilities outlined in its charter. The education and past experience of each Audit Committee member that is relevant to the performance of his or her responsibilities as an Audit Committee member can be found in the biographical information in Part Two of this Circular. The Audit Committee members may not serve on more than two other public company audit committees, except with the prior approval of the Board.

The Audit Committee is responsible for assisting and advising the Board with matters relating to:

•	Our accounting and financial reporting processes;

•	The integrity and audits of our financial statements;

•	Our compliance with legal and regulatory requirements; and

•	The qualifications, performance and independence of our independent accountants.

The Audit Committee is also responsible for engaging our independent accountants, reviewing the plans and results of each audit engagement with our independent accountants, approving professional services provided by our independent accountants, considering the range of audit and non-audit fees charged by our independent accountants and reviewing the adequacy of our internal accounting controls.

As of the date of this Circular, the Audit Committee was comprised of the following three directors: Daniel Muñiz Quintanilla (Chair), Roslyn Kelly and Anne Schaumburg, all of whom are independent directors.

The Board has adopted the Audit Policy. Under the Audit Policy, except in very limited circumstances, all audit and permitted non-audit services are required to be pre-approved by the Audit Committee. The Audit Policy prohibits the auditors from providing the following types of non-audit services:

•	bookkeeping or other services related to the Corporation’s accounting records or financial statements;

•	appraisal or valuation services or fairness opinions;

2023 MANAGEMENT INFORMATION CIRCULAR / 27

•	actuarial services;

•	management functions or human resources;

•	legal services and expert services unrelated to the audit;

•	internal audit outsourcing; and

•	financial information systems design and implementation.

The Audit Policy permits the auditors to provide other types of non-audit services, but only if approved in advance by the Audit Committee, subject to limited exceptions.

The Audit Committee consists solely of independent directors, each of whom are persons determined by the Corporation to be financially literate within the meaning of National Instrument 52-110–Audit Committees. Each of the Audit Committee members has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements. The Board has determined that all of these directors are independent for Audit Committee service and financially literate. Daniel Muñiz Quintanilla is currently designated as our audit committee financial expert.

See Item 6.C “Board Practices—Audit Committee” in our Annual Report on Form 20-F and Exhibit 15.1 of the Annual Report on Form 20-F for further information on the Audit Committee and Audit Committee charter.

Nominating and Governance Committee

The Board is required to establish and maintain at all times a nominating and governance committee that operates pursuant to a written charter. The Nominating and Governance Committee is required to consist of a majority of independent directors.

The Nominating and Governance Committee is responsible for recommending the appointment by the Board of a person to the office of director and for recommending a slate of nominees for election as directors by the shareholders of the Corporation. The Nominating and Governance Committee is also responsible for assisting and advising the Board with respect to matters relating to the general operation of the Board, the governance of the Corporation and the performance of the Board and individual directors. The Nominating and Governance Committee is also responsible for reviewing and making recommendations to the Board concerning the remuneration of directors and committee members and supervising any changes in the fees to be paid pursuant to the Master Services Agreement.

As Brookfield Infrastructure holds 75% of the votes to elect the directors of the Corporation, the directors consult with the partnership and Brookfield to identify and assess the credentials of appropriate individuals with the skills, knowledge, experience and talents needed to act as an independent member of the Board, including the need for the Board as a whole to have diverse perspectives. Brookfield maintains an “evergreen” list ofpotential independent board members to ensure that outstanding candidates with the needed skills can be quickly identified to fill planned or unplanned vacancies. Candidates from that list and any other candidates familiar to Brookfield or the Corporation are assessed to ensure the Board has the appropriate mix of talent, quality, skills and other requirements necessary to promote sound governance and board effectiveness. Individuals who meet those requirements are recommended by Brookfield to the Nominating and Governance Committee for its review as potential candidates for nomination to the Board. The Nominating and Governance Committee also recommends to the Board the appointment of an independent director as the lead independent director where the Chair of the Board is not independent.

2023 MANAGEMENT INFORMATION CIRCULAR / 28

As of the date of this Circular, the Nominating and Governance Committee was comprised of the following directors: John Mullen (Chair), William Cox and Anne Schaumburg and as such, the Nominating and Governance Committee consisted solely of independent directors.

See Item 6.C “Board Practices—Nominating and Governance Committee” in our Annual Report on Form 20-F for further information on the Nominating and Governance Committee.

Board, Committee and Director Evaluation

The Board believes that a regular and formal process of evaluation improves the performance of the Board as a whole, its committees and individual directors. Each year, a survey is sent to directors regarding the effectiveness of the Board and the Committees, inviting comments and suggestions on areas for improvement. The results of this survey are reviewed by the Nominating and Governance Committee, which makes recommendations to the Board as required. Each director also receives a list of questions for completing a self-assessment. The Chair of the Board also holds private interviews with each director annually to discuss the operations of the Board and the Committees and to provide any feedback on the individual director’s contributions.

Board and Management Responsibilities

The Board has not developed written position descriptions for the Chair of the Board or the chairperson of any of the Committees. However, each chairperson takes responsibility for ensuring the Board or Committee, as applicable, addresses the matters within its written charter.

The Board has not developed a written position description for any members of our core senior management team. Similar to Brookfield Infrastructure, the services of our core senior management team are provided by the Service Providers pursuant to the Master Services Agreement. For more information on the Master Services Agreement, see “Management Contracts” in Part Six of this Circular.

Management Diversity

The Corporation is externally managed by the Service Providers, and accordingly, the Corporation does not evaluate, determine or make any hiring or promotion decisions for the Service Providers. The Service Providers make hiring and promotion decisions based solely on merit, so that each officer and employee possess the necessary skills, knowledge and experience to do his or her job. The Service Providers are committed to workplace diversity, including but not limited to, providing opportunities and support to promote success for female employees and promoting diversity of gender, culture, geography and skills. The Service Providers appreciate the benefits of leveraging a range of diverse talents and perspectives and they actively support the development and advancement of a diverse group of employees capable of achieving management roles, including executive officer positions. The Service Providers do not have targets for the representation of women in executive officer positions because such targets do not accurately reflect the full range of factors considered in hiring or promoting executive officers.

Environmental, Social and Governance Management

Grounded in our group’s history as owners and operators of real assets, strong environmental, social and governance (“ESG”) management has always been a fundamental part of our investment and asset management approach. We believe that having a robust ESG strategy is crucial for us to create productive, profitable businesses over the longterm, creating value for unitholders and shareholders.

ESG management is integrated into the full asset life cycle beginning with initial due diligence, through the acquisition, operational oversight and ultimately the sales process. We understand that good governance is essential

2023 MANAGEMENT INFORMATION CIRCULAR / 29

to sustainable business operations. From our Board of Directors to the CEOs of our portfolio companies, there is complete leadership engagement and alignment in the implementation of our ESG program:

•

Board of Directors: Our Board of Directors oversee strategy and priorities, monitor the performance of our portfolio companies, and approve global policies. Our group’s Board of Directors has ultimate oversight of our ESG strategy and receive regular updates on ESG initiatives throughout the year. The Board discusses our group’s approach to ESG matters within its business activities on a quarterly basis.

•	Executive Management: Our executive management team is responsible for determining, implementing and overseeing company-wide strategy.

•

ESG Asset Management: Our asset management team includes personnel with ESG specific expertise who are responsible for implementing ESG strategy. This group is led by our Chief Risk Officer & Head of ESG.

•	Portfolio Company CEO: The CEO of each portfolio company is responsible for the preparation and implementation of an ESG strategy and five-year plan aligned with our ESG priorities and principles.

The diverse nature of this group, with their varying expertise and backgrounds, ensures there is a wide range of representation from across the business. Our group’s ESG program is additionally overseen by the Governance and Nominating Committee of Brookfield Corporation, which receives regular updates on ESG initiatives throughout the year from each business group.

2022 Highlights

In 2022, Brookfield and our group made progress on a number of initiatives as part of our continued effort to strengthen ESG practices.

We continue to focus on climate change mitigation and adaptation, and our priority is to support reducing scope 1 and 2 greenhouse gas (“GHG”) emissions across our investments where we have financial control, and when possible, align our disclosures with recommendations from the Task Force on Climate-related Financial Disclosures (“TCFD”). We have made progress in a number of areas:

•

Emissions Reporting and Measurement: We maintained our attention on the measurement and reporting of GHG emissions, as well as other relevant environmental metrics, by delivering environmental KPI training, tailored to each individual sector and asset type, across our portfolio companies. This training will enhance disclosure across our portfolio and provide us with insights on how to improve our collection, analysis and reporting processes going forward.

•

Net Zero Asset Managers (“NZAM”) Commitment: To further progress our commitment to support the transition to a net zero carbon economy, Brookfield Corporation submitted its 2030 net zero interim target, setting its commitment to reduce emissions by two-thirds by 2030 across $147 billion (approximately one-third) of assets under management from a 2020 base-line year. Brookfield has submitted its NZAM interim progress report to the CDP which outlines Brookfield’s implementation of its commitment and progress towards its goal of net-zero GHG emissions by 2050 or sooner. The report is publicly available on the Brookfield website.

•

Portfolio Company Engagement: We engaged with all of our businesses to identify emission reductions initiatives that are in place and obtained several examples of current industry-leading technologies being implemented. Beyond current state, our businesses are exploring future-looking technologies that can solidify their role in a lower-carbon future, while also creating value for investors. Some of the key trends noted

2023 MANAGEMENT INFORMATION CIRCULAR / 30

across our portfolio include electrification, carbon capture technologies, hydrogen and general upgrades made through capital deployment.

•

Climate Risk & Opportunities: We continue to monitor our alignment with leading frameworks such as the Sustainability Accounting Standards Board (“SASB”) guidance and the TCFD to confirm that best practices are incorporated throughout our due diligence process and ownership period of our portfolio companies. We are finalizing a portfolio company screening-level scenario analysis with a third-party consultant in line with the TCFD implementation roadmap we developed in 2020. This enabled us to better understand our physical and transition risks faced by our portfolio companies. The results reaffirmed the resiliency of our assets and will allow us to enhance our strategy for climate change mitigation. Expanding on the above, we have engaged a consultant to expand on our screening-level scenario analysis to perform a deep dive on select assets; we will leverage these learnings across our portfolio during 2023.

As part of Brookfield’s ongoing social initiatives, we have focused on ensuring we have the widest funnel to attract the most talented and driven individuals across the countries we operate in. As we have done throughout our organization’s history, we continue to emphasize a merit-based culture that provides opportunities for all highly motivated employees to develop the necessary skills to be successful in their careers at Brookfield. In 2022, we updated our annual ESG metrics with a more robust approach to diversity that will provide better insight into the demographics of our portfolio company workforce and diversity in positions of influence. Where possible, based on our ownership, we have increased gender diversity on our portfolio companies’ board of directors, seeking to have female representation on the board of each of our portfolio companies. Further progress on our diversity, equity and inclusion initiatives are included within Brookfield Corporation’s 2022 ESG Report, which can be found on their website.

We have also continued to enhance our governance processes through ongoing engagement with leading ESG framework organizations to ensure our reporting and protocols are aligned with evolving best practices. Our portfolio companies continue to adopt their own industry-relevant standards and certifications to further contribute to the development of our ESG program. This year, to reinforce our commitment to conducting business in an ethical manner, we formally expanded our approach to protecting human rights in our supply chain through the implementation of enhanced policies and procedures.

The health and safety of employees, including contractors, is integral to our success. This is why we target zero serious safety incidents and encourage a culture of safe practice and leadership for our portfolio companies.

Our group’s portfolio companies practice high governance standards. Key elements include a code of conduct, an anti-bribery and corruption policy, an independent and anonymous whistleblower hotline, and supporting controls and procedures. These standards are designed to meet or exceed all applicable requirements.

Our group’s portfolio companies are also actively involved in various ESG initiatives. Below are a few examples of key initiatives at the portfolio company level:

•

We believe our 2022 acquisition of our Australian regulated utility business, AusNet, is making a meaningful impact on Australia’s power grid through work in the state of Victoria. AusNet is currently working to deliver a critical upgrade to the Victoria transmission network through the buildout of 200km of new transmission lines under the “Western Renewable Link” project. This project is expected to contribute to the transition from coal to sustainable, affordable and reliable renewable energy by connecting large scale wind and solar in the west of Victoria to power more than half a million homes. AusNet is working with surrounding local communities on the project to understand priority needs and establish a mutually beneficial relationship. This includes developing a framework to include a community fund and making in-kind contributions to community energy projects. Alongside this build out of transmission lines to connect renewable energy, AusNet is working to support the Australian government’s 2030 renewable energy target and 2050 net-zero

2023 MANAGEMENT INFORMATION CIRCULAR / 31

target through initiatives such as their partnership with the “Victorian Big Battery” network to develop Australia’s largest battery for energy storage at 300MW which will increase energy security in the surrounding area.

•

Our UK regulated distribution operator, BUUK, has expanded from being a natural gas utility to covering four sectors: electricity, district energy, water and wastewater, and fiber to the home. Their district heating portfolio continues to grow, saving -5,000 tCO2 annually, delivering -20% savings in carbon emissions. They are currently exploring the conversion to low carbon technologies in support of the UK Government’s 2050 Net Zero commitment by: repurposing gas networks to hydrogen and zero carbon bio-gas, with conversion trials in progress; supporting electric powered energy centers to deliver net zero emissions in line with the decarbonization of the UK grid; and investigating the use of electric heat pumps and waste heat on their networks to further reduce emissions.

Overview of ESG & the Investment Process

Brookfield employs a framework of having a common set of ESG principles across its business, while at the same time recognizing that the geographic and sector diversity of our portfolio requires a tailored approach. In 2022, we developed a global ESG Policy that formalizes our practices related to operationalizing our ESG principles. This document codifies our longstanding commitment to integrating ESG considerations into our decision-making and day-to-day asset management activities. These principles are reviewed annually and updated on an as-needed basis by our executive management, who are responsible for determining, implementing and overseeing company-wide ESG strategy. Any changes must be approved by our Board of Directors. Our ESG policy outlines our approach to ESG which is based on the following guiding principles:

•	Mitigate the impact of our operations on the environment

○	Strive to minimize the environmental impact of our operations and improve our efficient use of resources over time

○	Support the goal of net zero greenhouse gas emissions by 2050 or sooner

•	Ensure the well-being and safety of employees

○	Operate with leading health and safety practices to support the goal of zero serious safety incidents

○	Foster a positive work environment based on meritocracy, valuing diversity and zero tolerance for workplace discrimination, violence, or harassment

•	Uphold strong governance practices

○	Operate to the highest ethical standards by conducting business activities in accordance with our Code of Business Conduct and Ethics

○	Maintain strong stakeholder relationships through transparency and active engagement

•	Be good corporate citizens

○	Ensure the interests, safety and well-being of the communities in which we operate are integrated into our business decisions

2023 MANAGEMENT INFORMATION CIRCULAR / 32

○	Support philanthropy and volunteerism by our employees

ESG management is embedded throughout our group’s investment process, starting with the due diligence of a potential investment through to the exit process. During the due diligence phase, we utilize our operating expertise and Brookfield’s ESG Due Diligence Guidelines, which integrates guidance by the SASB, to identify material ESG risks and opportunities relevant to a potential investment. In completing these initial assessments, we utilize internal experts and, as needed, third-party consultants.

To ensure ESG considerations are fully integrated in the due diligence phase, our investment team outlines the merits of the transaction and disclosing potential risks, mitigants and opportunities. Senior management discusses material ESG issues and potential mitigation strategies, including but not limited to, bribery and corruption risks, health and safety risks, and legal risks, as well as environmental and social risks.

Post-acquisition, the management teams at our portfolio companies are accountable for the preparation and implementation of ESG initiatives within their operations. Tailored integration plans are created by those teams to ensure any material ESG-related risks identified during diligence are prioritized. This is consistent with our overall approach to overseeing our businesses and it ensures full alignment between responsibility, authority, experience and execution. This approach is particularly important given the wide range of industries and locations in which we invest that require tailored ESG risk identification and management systems to mitigate unique risks and capitalize on distinct opportunities. Given the size of our portfolio, our businesses execute a significant number of ESG initiatives on an annual basis.

The above initiatives and our continued ESG practices are highlighted within our group’s annual ESG Report, which can be accessed on the Responsibility section of our website. We believe our report exemplifies the continued progress we are making in elevating our ESG initiatives, as well as the related commitment to transparency.

Code of Business Conduct and Ethics

The Board has adopted a Code of Business Conduct and Ethics (the “code”), a copy of which has been filed on our SEDAR profile at www.sedar.com and on our EDGAR profile at www.sec.gov/edgar and may also be found on the Corporation’s website https://bip.brookfield.com/bipc under “Corporate Governance”. The code provides guidelines to ensure that all employees, including our directors, respect our commitment to conducting business relationships with respect, openness and integrity. Management provides regular instructions and updates to the code to our employees, as appropriate, and has provided training and e-learning tools to support the understanding of the code throughout the organization. Employees may report activities which they feel are not consistent with the spirit and intent of the code through a hotline or through a designated ethics reporting website (in each case on an anonymous basis), or alternatively, to designated members of management. Monitoring of calls and of the ethics reporting website is managed by Navex, an independent third party. The Audit Committee is to be notified of any significant reports of activities that are not consistent with the code by Brookfield’s internal auditor. If the Audit Committee considers it appropriate, it will notify the Nominating and Governance Committee and/or the Board of such reports.

The Board promotes the highest ethical business conduct. The Board has taken measures to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or our core senior management team has a material interest. Any director with a material interest in a transaction declares his or her interest and refrains from voting on such matter. Significant related party transactions, if any, are reviewed and approved by an independent committee made up of independent directors who may be advised by independent counsel and independent advisors.

2023 MANAGEMENT INFORMATION CIRCULAR / 33

Personal Trading Policy

Brookfield has adopted a personal trading policy (the “Brookfield Trading Policy”) that applies to the directors and employees of Brookfield and its controlled public affiliates, including the partnership and the Corporation. The Brookfield Trading Policy sets forth basic guidelines for trading in the securities of Brookfield, the partnership and the Corporation and prohibits trading on the basis of material non-public information. The Brookfield Trading Policy features “blackout” periods during which insiders and other persons who are subject to the policy are prohibited from trading in the securities of Brookfield, the partnership and the Corporation. Regular trading blackout periods will generally commence at the close of business on the last business day of a quarter and end on the beginning of the first business day following the earnings call discussing the quarterly results. The Corporation has adopted a personal trading policy substantially similar to the Brookfield Trading Policy that applies to its directors and officers and the officers and directors of its subsidiaries.

2023 MANAGEMENT INFORMATION CIRCULAR / 34

Part Four – Director Compensation and

Equity Ownership

Director Compensation

Except for the non-overlapping director, the directors of the Corporation also serve as directors of the general partner of the partnership. Such overlapping directors receive an annual retainer of $15,000 for their service on the Board and the Committees, and reimbursement of expenses incurred in attending meetings. In addition, those directors receive an annual retainer of $150,000 for serving on the board of the general partner of the partnership. The Chair of the general partner of the partnership was paid an additional amount of $50,000. The members of the Audit Committee, including the chair of the Audit Committee, receive an additional $10,000 per year for serving in such positions. The chair of the Audit Committee also receives $20,000 for serving as the chair of the audit committee of the general partner of the partnership (no additional amount is paid for serving as our Audit Committee chair). Directors who are not independent due to their employment with Brookfield receive no fees for their services on the Board or on the board of the general partner of the partnership.

The non-overlapping director who does not serve as a director of the general partner of the partnership receives an annual retainer of $165,000 for his or her service on the Board and the Committees, and reimbursement of expenses incurred in attending meetings.

The following table sets out information concerning the compensation earned by, paid to or awarded to the directors in their capacities as directors of the Corporation, and except for the non-overlapping director, as directors of the general partner of the partnership during the year ended December 31, 2022. The directors are paid in U.S. dollars.

Director Compensation Table

	Fees Earned in Cash	Share and option-based awards	All other compensation	Compensation Total
Name	($)	($)	($)	($)

Jeffrey Blidner(a)	–	–	–	–

William Cox	165,000	–	–	165,000

John Fees(b)	123,750	–	–	123,750

Roslyn Kelly	175,000	–	–	175,000

John Mullen(c)	165,000	–	–	165,000

Daniel Muñiz Quintanilla	195,000	–	–	195,000

Suzanne Nimocks(d)	82,500	–	–	82,500

Anne Schaumburg	225,000	–	–	225,000

RajeevVasudeva	165,000	–	–	165,000

Notes:

(a)	Jeffrey Blidner did not receive any compensation in his capacity as a director of the Corporation.
(b)	John Fees resigned from the Board on August 2, 2022. Prior to August 2, 2022, John Fees served as the non-overlapping director of the Corporation.
(c)	John Mullen stepped down from the board of directors of the general partner of the partnership to serve as the non-overlapping director as of August 2, 2022.
(d)	Suzanne Nimocks was appointed to the Board on August 2, 2022.

2023 MANAGEMENT INFORMATION CIRCULAR / 35

In coordination with the partnership, the Nominating and Governance Committee periodically reviews the Board’s compensation in relation to its peers and other similarly-sized companies and is responsible for approving changes in compensation for non-employee directors.

No director compensation in 2022 was paid in the form of option-based awards or share-based awards. All director compensation is paid in the form of the annual cash retainers described above. None of the directors of the Corporation hold any share-based or option-based awards in the Corporation or BIP.

Equity Ownership of Directors

The Corporation believes that its independent directors can better represent shareholders if they have economic exposure to the Corporation themselves. Accordingly, the Corporation’s independent directors are required to hold sufficient exchangeable shares and/or BIP Units such that the acquisition cost of the exchangeable shares and/or BIP Units held by such directors is equal to at least two times their annual retainer for serving as directors of the Corporation and the general partner of BIP, as applicable, as determined by the Board from time to time. Independent directors of the Corporation are required to meet the Director Share Ownership Requirement within five years of joining the Board.

The current directors of the Corporation together beneficially own less than 1% of the exchangeable shares.

2023 MANAGEMENT INFORMATION CIRCULAR / 36

Part Five – Report on Executive Compensation

Executive Overview

The Corporation, like BIP, is externally managed by the Service Providers. Our named executive officers (“NEOs”) are employees of the Service Providers and comprise the core senior management team of the Service Providers dedicated to our group. The Service Providers, subsidiaries of Brookfield Asset Management ULC, which is owned 75% by Brookfield Corporation and 25% by Brookfield Asset Management, provide management services to the Corporation pursuant to the Master Services Agreement. Pursuant to the Master Services Agreement, Holding LP pays a quarterly base management fee to the Service Providers equal to 0.3125% (1.25% annually) of the market value of our group. We reimburse Brookfield Infrastructure for our proportionate share of such fee. For purposes of calculating the base management fee, the market value of our group is equal to the aggregate value of all outstanding BIP Units (assuming full conversion of Brookfield’s limited partnership interests in Holding LP into BIP Units), preferred units and securities of the other Service Recipients (including our exchangeable shares and the exchangeable limited partnership units issued by affiliates in connection with the privatization of Enercare Inc. and Inter Pipeline Ltd.) that are not held by our group, plus all outstanding third party debt with recourse to a Service Recipient, less all cash held by such entities.

The Service Recipients, including the Corporation, also reimburse the Service Providers for any out-of-pocket fees, costs and expenses incurred in the provision of the management and administration services. However, the Service Recipients are not required to reimburse the Service Providers for the salaries and other remuneration of their management, personnel or support staff who carry out any services or functions for such Service Recipients or overhead for such persons.

The senior management team of the Service Providers perform functions for the Corporation that would make them NEOs of the Corporation. Brookfield, and not the Corporation, determines the compensation of its employees and the executives and senior managers of its subsidiaries, which includes the NEOs. Brookfield has adopted an approach to compensation that is intended to foster an entrepreneurial environment that encourages management to consider the risks associated with the decisions they make and take actions that will create long-term sustainable cash flow growth and will improve long-term shareholder value.

The individuals listed below as Chief Executive Officer and Chief Financial Officer of the Service Providers performed functions similar to those of a chief executive officer and chief financial officer for the Corporation and the other individuals are the three next most highly paid executive officers of the Service Providers providing management services to the Corporation for the year ended December 31, 2022:

Name	Age	Years of Experience in Relevant Industry or Role	Years at Brookfield	Current Position with the Service Providers

Sam Pollock	56	33	28	Chief Executive Officer

David Krant	37	15	11	Chief Financial Officer

Ben Vaughan	51	25	22	Chief Operating Officer

Aaron Kline	43	21	14	Managing Partner

Michael Ryan	51	24	13	Managing Director and General Counsel

2023 MANAGEMENT INFORMATION CIRCULAR / 37

Compensation Elements Paid by Brookfield

The primary elements of total compensation paid by Brookfield to the NEOs include base salary, annual management incentive plan awards, or cash bonus, and participation in long-term incentive plans. Total annual compensation awarded to senior executives, including the NEOs, generally does not change significantly from year to year. This practice recognizes that rewarding short-term performance would not necessarily be consistent with Brookfield’s focus on long-term value creation. A significant amount of annual compensation for these executives is represented by awards pursuant to long-term incentive plans which vest over time, in order for the executives to increase their ownership interest in Brookfield. Total compensation for executives who are at earlier stages in their careers also include awards pursuant to long-term incentive plans, but a larger percentage of their total compensation is in the form of base salary and cash bonus awards in recognition of their personal needs and to be competitive within the asset management industry. Changes in total compensation from year to year may vary more for these executives as they take on increasing responsibility. As executives progress within Brookfield, they have the opportunity to reinvest their cash bonus into deferred share units under the DSUP (as defined below), or restricted shares (“Restricted Shares”) under the Restricted Stock Plan (as defined below), thereby enabling them to increase their ownership interests. In addition, notwithstanding the fact that regular total compensation for individuals may not change significantly year over year, management may request that the Governance, Nominating and Compensation Committee of Brookfield (“Brookfield’s Governance, Nominating & Compensation Committee”) grant additional discretionary awards to executives who have taken on additional responsibilities and/or as a way to periodically recognize executives who have consistently performed at an exceptional level. These special awards are typically made in the form of long-term incentive plan awards and assist Brookfield in retaining key employees who have the potential to add value to Brookfield over the longer-term.

The Corporation has no control over the form or amount of the compensation paid by Brookfield to the NEOs and participation in long-term incentive plans is not allocated to or payable by the Corporation.

Base Salaries

Base salaries of the NEOs are determined and approved by Brookfield. Base salaries tend to remain fairly constant from one year to another unless the scope and responsibility of a position has changed. Base salaries deliver the only form of fixed compensation for the NEOs and are not intended to be the most significant component of their compensation.

Cash Bonus and Long-Term Incentive Plans

Given the NEOs’ focus on long-term decision making, the impact of which is difficult to assess in the short-term, Brookfield believes that a heavy emphasis on annual incentives and a formulaic calculation based on specific operational or individual targets may not appropriately reflect their long-term objectives. Accordingly, the cash bonus and compensation under long-term incentive plans are determined primarily through an evaluation of the progress made in executing our group’s strategy and the performance of the business as a whole. Significant contributions to the business strategy of Brookfield are also considered.

The level of cash bonus and long-term incentive compensation granted to each NEO is discretionary. While no specific weight is given to the achievement of any individual objective, consideration is given to their performance and for making decisions and taking actions consistent with Brookfield’s long-term focus. These pertain, in part, to the performance of our group’s Funds from Operations (“FF0”), capital improvement programs, operational expenditures, environment, health and safety programs, growth of its portfolio, financing activities, as well as sound management and governance practices.

2023 MANAGEMENT INFORMATION CIRCULAR / 38

The goal is to align management’s interests with those of Brookfield’s shareholders. This is achieved by basing the most significant portion of management’s rewards, and therefore the opportunity for personal wealth creation, on the value of the Class A Limited Voting Shares of Brookfield Corporation (“BN Class A Shares”) and the Class A Limited Voting Shares of Brookfield Asset Management (“Brookfield Asset Management Class A Shares” and, together with the BN Class A Shares, the “Brookfield Class A Shares”). Executives in dedicated fund management groups may have compensation arrangements that also include a component more directly linked to the long-term performance of the fund being managed. However, payments under such plans are directly related to the value created for the fund’s investors which will, in turn, benefit Brookfield. The purpose of these long-term incentive plans is to reinforce the focus on long-term value creation, align the interests of executives with other shareholders of Brookfield and encourage management to follow a rigorous, forward-looking risk assessment process when making business decisions. These compensation arrangements are intended to ensure that we are able to attract and retain highly qualified executives. Total compensation is competitive with our peers and enables us to attract new executives while the vesting of awards encourages executives to remain with Brookfield.

Brookfield has four forms of long-term incentive plans, of which the terms are substantially the same between each of Brookfield Corporation and Brookfield Asset Management, in which NEOs of the Corporation participate. They are described below in more detail:

1. Management Share Option Plan. The management share option plans (“MSOP”) govern the granting to executives of options to purchase the respective Brookfield Class A Shares at a fixed price. The options typically vest as to 20% per year commencing on the first anniversary of the date of the award and are exercisable over a ten-year period. The MSOP is administered by the respective Brookfield board of directors. Options are typically granted to the NEOs in late February or early March of each year as part of the annual compensation review. Brookfield’s Governance, Nominating & Compensation Committee has specific written mandates to review and approve executive compensation. Brookfield’s Governance, Nominating & Compensation Committee makes recommendations for approval to the respective Brookfield board of directors with respect to the proposed allocation of options to the NEOs based, in part, upon the recommendations of the Chief Executive Officer of the Service Providers. The number of options granted to NEOs is determined based on the scope of their roles and responsibilities and their success in achieving our group’s objectives. Consideration is also given to the number and value of previous option grants. Since the annual option awards are generally made during a blackout period, the effective grant date for such options is set six business days after the end of the blackout period. The exercise price for such options is the volume-weighted average trading price for the respective Brookfield Class A Shares on the NYSE for the five business days preceding the effective grant date.

2. Deferred Share Unit Plan. Brookfield’s deferred share unit plans (“DSUP”) provide for the issuance of deferred share units (“DSUs”), the value of which are equal to the value of the respective Brookfield Class A Shares. DSUs vest over periods of up to five years, with the exception of DSUs awarded in lieu of a cash bonus which vest immediately. DSUs can only be redeemed for cash upon cessation of employment through retirement, resignation, termination or death. The DSUP is administered by Brookfield’s Governance, Nominating & Compensation Committee. DSUs are granted based on the value of the respective Brookfield Class A Shares at the time of the award (the “DSU allotment price”). In the case of DSUs acquired through the reinvestment of cash bonus awards, the DSU allotment price is equal to the exercise price for options granted at the same time as described above. Holders of DSUs will be allotted additional DSUs as dividends are paid on the respective Brookfield Class A Shares on the same basis as if the dividends were reinvested pursuant to Brookfield’s dividend reinvestment plans. These additional DSUs are subject to the same vesting provisions as the underlying DSUs. The redemption value of DSUs will be equivalent to the market value of an equivalent number of the respective Brookfield Class A Shares on the cessation of employment with Brookfield.

2023 MANAGEMENT INFORMATION CIRCULAR / 39

3. Restricted Stock Plans. Brookfield’s restricted stock plans (the “Restricted Stock Plan”) and escrowed stock plans (the “Escrowed Stock Plan”) were established to provide Brookfield and its executives with alternatives to Brookfield’s existing plans which would allow executives to increase their share ownership. Restricted Shares have the advantage of allowing executives to become Brookfield shareholders, receive dividends, and to have full ownership of the shares after the restriction period ends. Restricted Shares vest over a period of up to five years, with the exception of Restricted Shares awarded in lieu of a cash bonus which vest immediately. Restricted Shares must be held until the vesting date (or in certain jurisdictions until the fifth anniversary of the award date). Holders of Restricted Shares receive dividends that are paid on the respective Brookfield Class A Shares in the form of cash, unless otherwise elected. The Escrowed Stock Plan governs the award of non-voting common shares (“Escrowed Shares”) of one or more private companies (an “Escrowed Company”) to executives and other individuals designated by Brookfield’s Governance, Nominating & Compensation Committee. Each Escrowed Company is capitalized with common shares and preferred shares issued to Brookfield for cash proceeds. Each Escrowed Company uses its cash resources to directly and indirectly purchase Brookfield Class A Shares. Dividends paid to each Escrowed Company on the Brookfield Class A Shares acquired by the Escrowed Company are used to pay dividends on the preferred shares which are held by Brookfield. The respective Brookfield Class A Shares acquired by an Escrowed Company will not be voted. Escrowed Shares typically vest 20% each year commencing on the date of the first anniversary of the award date. Each holder may exchange Escrowed Shares for Brookfield Class A Shares issued from treasury no more than 10 years from the award date. The value of Brookfield Class A Shares issued to a holder on an exchange is equal to the increase in value of the Brookfield Class A Shares held by the applicable Escrowed Company. Brookfield’s Governance, Nominating & Compensation Committee makes recommendations for approval by the respective Brookfield board of directors with respect to the proposed allocation of Escrowed Shares to the NEOs based, in part, upon the recommendations of the Chief Executive Officer of the Service Providers.

Distribution of the Asset Management Business

On December 9, 2022, Brookfield Corporation completed the distribution of 25% of its asset management business through Brookfield Asset Management pursuant to a plan of arrangement (the “Arrangement”). In connection with the Arrangement, a number of adjustments were made to Brookfield Corporation’s outstanding long-term incentive awards:

•

Options: Each holder of an option under Brookfield Corporation’s MSOP disposed of their rights to such option to Brookfield Corporation in consideration for the grant by Brookfield Corporation to such holder of a replacement option and the grant by Brookfield Asset Management to such holder of 0.25 of a replacement option to purchase a Brookfield Asset Management Class A Share (rounded down to the nearest whole option) pursuant to Brookfield Asset Management’s MSOP. Except with respect to the exercise price of such replacement options, each of the replacement options under the MSOP have similar terms and conditions, adjusted as appropriate, as the options granted under the MSOP and held by the holders thereof immediately prior to the Arrangement becoming effective.

•

DSUs: Each holder of a Brookfield Corporation DSU continued to hold such DSU following the Arrangement (the value of which continues to reflect the fair market value of a BN Class A Share) and was granted 0.25 of a tracking DSU for each DSU held (the value of which reflects the fair market value of a Brookfield Asset Management Class A Share) to reflect the reduction in fair market value of the DSUs as a result of the Arrangement. The tracking DSUs have similar terms and conditions, including as to settlement and vesting, adjusted as appropriate, as the corresponding DSUs held by the holder thereof immediately prior to the Arrangement becoming effective.

•

Restricted Shares: Each holder of a Restricted Share of Brookfield Corporation participated in the Arrangement on the same basis as all other holders of BN Class A Shares and received one Restricted Share of Brookfield Asset Management for every four Restricted Shares of Brookfield Corporation held.

2023 MANAGEMENT INFORMATION CIRCULAR / 40

•

Restricted Share Units (“RSUs”): Each holder of a RSU continued to hold such RSU following the Arrangement (the value of which continues to be based on the fair market value of a BN Class A Share) and was granted DSUs to reflect the reduction in the fair market value of the RSUs as a result of the Arrangement. The DSUs so granted have similar terms and conditions, including as to settlement and vesting, adjusted as appropriate, as the corresponding RSUs held by the holder thereof immediately prior to the Arrangement becoming effective. In addition, following the Arrangement, certain holders of RSUs on the date the Arrangement became effective received a one-time award of Brookfield Asset Management Escrowed Shares in an amount up to one Escrowed Share for every four RSUs held, at the discretion of the Brookfield Corporation board.

•

Escrowed Shares: Prior to completion of the Arrangement, the vesting for the majority of the Brookfield Corporation Escrowed Shares that were outstanding was accelerated and exchanged for BN Class A Shares (“Exchanged Escrowed Shares”) issued from treasury such that holders thereof participated in the Arrangement on the same basis as all other holders of BN Class A Shares. In connection with the Arrangement, each previous holder of an Exchanged Escrowed Share was granted a fraction of an Escrowed Share of Brookfield Corporation and a fraction of an Escrowed Share of Brookfield Asset Management to reflect the leverage lost on the early exchange of the Exchanged Escrowed Share (the “Escrowed Share Arrangement Adjustments”).

Performance Graph

The analysis below shows the performance of the exchangeable shares on the TSX as compared to the S&P/TSX Composite Index Total Return from the completion of the special distribution on March 31, 2020 to the end of 2022. The performance of the exchangeable shares is one of the considerations, but not a direct factor, in the determination of compensation for NEOs.

	March 31, 2020	December 31, 2020	December 31, 2021	December 31, 2022

Exchangeable Shares (BIPC)	100	191.98	185.13	175.10

S&P/TSX Composite Total Return Index	100	133.50	166.99	157.24

2023 MANAGEMENT INFORMATION CIRCULAR / 41

Summary of Compensation

The following table sets out information concerning the compensation earned by, paid to or awarded to the NEOs during the years ended December 31, 2022, 2021, and 2020 during which time the NEOs provided services to our group. The NEOs are all employed by Brookfield and their services are provided to us pursuant to the Master Services Agreement. The Corporation is not responsible for determining or paying their compensation.

The NEOs, other than Michael Ryan, are paid in Canadian dollars. Michael Ryan is paid in Australian dollars. All Canadian dollar compensation amounts have been converted into U.S. dollars at an exchange rate of C$1.00 = US$0.7464 for 2020, and C$1.00 = US$0.7979 for 2021, and C$1.00 = US$0.7688 for 2022, which was the average exchange rate for 2020, 2021 and 2022, respectively, as reported by Bloomberg, unless otherwise noted. All Australian dollar compensation amounts have been converted into U.S. dollars at an exchange rate of AUD$1.00 = US$0.6910 for 2020, AUD$1.00 = US$0.7513 for 2021, and AUD$1.00 = US$6947 for 2022, which was the average exchange rate for 2020, 2021 and 2022, respectively, as reported by Bloomberg, unless otherwise noted.

Summary Compensation Table (a)

			Non-equity Incentive Plan Compensation				Options-based Awards
Name and Principal Position with the Service Providers	Year	Annual Base Salary	Annual Cash Bonus (b)	Deferred Share Units (DSUs) (c)	Restricted Shares	Long Term Incentive Plans (d)	Escrowed Shares (e)	Options (f)	All Other Compensation (g)	Total Annual Compensation

		($)	($)	($)	($)	($)	($)	($)	($)	($)

Sam Pollock	2022	538,160	-	-	-	-	3,007,358		29,337	3,575,034

Chief Executive Officer	2021	558,530	-	558,530	-	-	4,310,080	-	31,630	5,458,770

	2020	522,480	-	522,480	-	-	3,485,000	-	26,700	4,556,660

David Krant	2022	384,400	384,400	-	-	-	-	821,058	27,284	1,617,141

Chief Financial Officer	2021	259,318	207,454	-	-	-	-	734,061	20,090	1,220,923

	2020	186,600	109,161	-	559,800	-	-	343,282	11,143	1,209,986

Ben Vaughan	2022	480,500	480,500	-	-	-	301,146	677,350	29,337	1,968,833

Chief Operating Officer	2021	478,740	-	478,740	-	1,924,746	294,702	588,906	29,166	3,795,000

	2020	447,840	447,840	-	-	-	278,800	557,600	26,529	1,758,609

Aaron Kline	2022	384,400	384,400	-	-	-	-	228,050	29,798	1,026,648

Managing Partner	2021	339,108	339,108	-	-	-	-	356,929	28,655	1,063,800

	2020	276,168	234,743	-	-	-	-	462,460	18,790	992,161

Michael Ryan	2022	382,085	343,877	-	-	-	-	118,732	18,144	862,838

Managing Director and General Counsel	2021	379,407	322,496	-	-	25,301	-	49,297	19,151	795,652

	2020	345,500	276,400	-	-	-	-	42,343	28,037	692,280

2023 MANAGEMENT INFORMATION CIRCULAR / 42

Notes:

(a)

On June 28, 2021, Brookfield Corporation established Brookfield Reinsurance Ltd. (“BNRE”) and paid a special dividend valued at $0.34 for every one BN Class A Share held. In recognition of the resultant decrease in the intrinsic value of options issued under the MSOP, the Brookfield Corporation board approved a discretionary cash bonus based on the value of the dividend. The bonus was paid at the time of the transaction for vested options and will be fully paid by December 1, 2023. Participants in the Escrowed Stock Plan were awarded a special dividend in the form of class A exchangeable limited voting shares (“Exchangeable Class A Shares”) of BNRE. The following table shows the number of Exchangeable Class A Shares awarded, as well as the amount of cash bonuses, and the total value of the awards.

Name	Exchangeable Class A Shares (#)	Cash ($)	Total Value ($)

Sam Pollock	39,135	-	2,022,743

David Krant	-	40,821	40,821

Ben Vaughan	5,859	-	302,830

Aaron Kline	-	74,260	74,260

Michael Ryan	-	8,040	8,040

(b)

Mr. Pollock’s compensation consists of an annual base salary and Escrowed Shares. Each other NEO is awarded an annual incentive which the NEO can elect to receive in cash, DSUs or Restricted Shares. None of the NEOs elected to receive some or all of the annual incentive in DSUs for 2022.

(c)

Reflects DSUs issued in lieu of a cash bonus, at the election of the individual. DSU awards in this column for 2020 and 2021 were awarded effective on February 22, 2021 and February 18, 2022, respectively. The value in this column reflects the entire value of the incentive awarded converted to U.S. dollars at the exchange rate of C$1.00 = US$0. 7464 for 2020 and C$1.00 = US$0.7979 for 2021. The number of DSUs awarded for 2020 and 2021 was based on the volume-weighted average price of the BN Class A Shares on the NYSE for the five days preceding the award date of February 22, 2021 and February 18, 2022, respectively.

(d)	These amounts include advance payments made to Ben Vaughan and Michael Ryan in 2021 for awards made under the carried interest plan for Brookfield Infrastructure Fund II (BIF II).

(e)	The amounts for 2020, 2021 and 2022 reflect annual grants of Escrowed Shares.

The value awarded to Sam Pollock and Ben Vaughan under the Escrowed Stock Plan for annual grants dated February 22, 2021 was determined by Brookfield and considers the stock market price of the BN Class A Shares at the time of the award and the potential increase in value based on a hold period of 7.5 years, a volatility of 24.42%, a risk free rate of 1.00/o and a dividend yield of 1.65%. This value, for the annual grants, has been discounted by 25% to reflect the five-year vesting.

The value awarded to Sam Pollock and Ben Vaughan under the Escrowed Stock Plan for annual grants dated February 18, 2022 was determined by Brookfield and considers the stock market price of the BN Class A Shares at the time of the award and the potential increase in value based on a hold period of 7.5 years, a volatility of 24.81%, a risk free rate of 1.92% and a dividend yield of 1.36%. This value, for the annual grants, has been discounted by 25% to reflect the five-year vesting.

The value awarded to Sam Pollock and Ben Vaughan under the Escrowed Stock Plan for annual grants dated February 16, 2023 was determined by Brookfield and considers the stock market price of the Brookfield Asset Management Class A Shares at the time of the award and the potential increase in value based on a hold period of 7.5 years, a volatility of 28.66%, a risk free rate of 3.92% and a dividend yield of 4.61%. These values, for the annual grants, have been discounted by 25% to reflect the five-year vesting. For additional disclosure, the following table shows the number of Escrowed Shares granted during fiscal year 2022 as a result of the Escrowed Share Arrangement Adjustments:

Name	Brookfield Corporation	Brookfield Asset Management	Grant Date Fair Value
	Escrowed Shares (#)	Escrowed Shares (#)

Sam Pollock	4,031,0J8	1,540,417	$36,133,223

Ben Vaughan	415,826	10 3,954	$3,516,839

(f)	The amounts for 2020, 2021 and 2022 reflect annual grants of options and grants of carried interest in a Brookfield fund managed plan.

The value awarded to Michael Ryan and Aaron Kline under the MSOP for annual grants dated February 22, 2021 was determined by Brookfield and considers the stock market price of the BN Class A Shares at the time of the award and the potential increase in value based on a hold of 7.5 years, a volatility of 24.42%, a risk free rate of 1.0% and a dividend yield of 1.65%. This value, for the annual grants, has been discounted by 25% to reflect the five-year vesting and mandatory hold period.

The value awarded to David Krant, Michael Ryan and Aaron Kline under the MSOP for annual grants dated February 18, 2022 was determined by Brookfield and considers the stock market price of the BN Class A Shares at the time of the award and the potential increase in value based on a hold of 7.5 years, a volatility of 24.81%, a risk free rate of 1.92% and a dividend yield of 1.36%. This value, for the annual grants, has been discounted by 25% to reflect the five-year vesting and mandatory hold period.

2023 MANAGEMENT INFORMATION CIRCULAR / 43

The value awarded to David Krant, Aaron Kline and Michael Ryan under the MSOP for annual grants dated February 16, 2023 was determined by Brookfield and considers the stock market price of the Brookfield Asset Management Class A Shares at the time of the award and the potential increase in value based on a hold period of 7.5 years, a volatility of 28.66%, a risk free rate of 3.92% and a dividend yield of 4.61%. These values, for the annual grants, have been discounted by 25% to reflect the five-year vesting.

The value of carried interests awards to Ben Vaughan was calculated based on an equivalent number of options using the discounted Black Scholes methodology relative to the option grants on February 22, 2021, February 18, 2022 and February 16, 2023, as applicable.

The value of carried interests awards to Aaron Kline and Michael Ryan were calculated based on an equivalent number of options using the discounted Black Scholes methodology relative to the option grants on February 16, 2023, as applicable.

(g)	These amounts include annual retirement savings contributions and participation in the executive benefits program.

Option Awards and Share-Based Awards at December 31, 2022

The following table shows the Brookfield Asset Management options, Restricted Shares, Escrowed Shares and DSUs outstanding at December 31, 2022.

			Brookfield Asset Management Share-Based Awards

Name	Option Awards Vested and Unvested		Restricted Shares			Escrowed Shares			DSUs

	Number of Securities Underlying Unexercised	Market Value of Unexercised in- the-money Options	Number of Unvested	Market Value of Unvested RSs	Market Value of Vested RS	Number of Unvested	Market Value of Unvested ESs	Market Value of Vested ESs	Number of Unvested	Market Value of Unvested DSUs	Market Value of Vested DSUs
	Options	(b)	RSs	(c)	(c)	ESs	(d)	(d)	DSUs	(e)	(e)

	(#)	($)	(#)	($)	($)	(#)	($)	($)	(#)	($)	($)

Sam Pollock (a)	-	-	-	-	-	1,540,643	-	-	-	-	10,319,630

David Krant	45,344	131,8S4	1,435	41,062	10,999	-	-	-	-	-	-

Ben Vaughan	-	-	-	-	-	103,954	-	-	-	-	1,716 ,731

Aaron Kline	62,882	327,294	-	-	-	-	-	-	-	-	13,731

Michael Ryan	7,052	26,925	-	-	-	-	-	-	-	-	-

Notes:

(a)

The market value of vested DSUs includes $1,123,395 representing the value of Mr. Pollock’s vested infrastructure DSUs. These DSUs are valued based on the fair value of the investments in the Brookfield Capital Infrastructure Partners Funds as disclosed in the audited financial statements of the fund.

(b)	The market value of the options is the amount by which the closing price of the Brookfield Asset Management Class A Shares on December 30, 2022 exceeded the exercise price of the options.

(c)

The market value is calculated as the number of Restricted Shares multiplied by the closing price of a Brookfield Asset Management Class A Share on December 30, 2022. The closing price of a Brookfield Asset Management Class A Share on the TSX on December 30, 2022 was $28.62 (C$38.77 converted to U.S. dollars at the Bloomberg mid-market exchange rate on that day of C$1.00 = US$0. 7382) and $28.67 on the NYSE, as applicable. The TSX or NYSE closing price on December 30, 2022 is used according to the currency in which the Restricted Shares were originally awarded.

(d)

The value of the Escrowed Shares is equal to the value of the Brookfield Asset Management Class A Shares held by the Escrowed Company less the net liabilities and preferred share obligations of the Escrowed Company.

(e)

The market value is calculated as the number of DSUs multiplied by the closing price of a Brookfield Asset Management Class A Share on December 30, 2022. The closing price of a Brookfield Asset Management Class A Share on the TSX on December 30, 2022 was $28.62 (C$38.77 converted to U.S. dollars at the Bloomberg mid-market exchange rate on that day of C$1.00 = US$0.7382) and $28.67 on the NYSE, as applicable. The TSX or NYSE closing price on December 30, 2022 is used according to the currency in which the DSUs were originally awarded.

2023 MANAGEMENT INFORMATION CIRCULAR / 44

The following table shows the Brookfield Corporation options, RSUs, Restricted Shares, Escrowed Shares and DSUs outstanding at December 31, 2022. No RSUs have been awarded since 2005.

.

					Brookfield Corporation Share-Based Awards

Name	Option Awards Vested and Unvested		RSU Awards Vested and Unvested (c)		Restricted Shares			Escrowed Shares			DSU s

	Number of Securities Underlying Unexercised Options	Market Value of Unexercised in-the-money Options (b)	Number of Securities Underlying Outstanding RSUs	Market Value of Outstanding in-the-money RSUs (b)	Number of Unvested RSs	Market Value of Unvested RSs (d)	Market Value of Vested RS (d)	Number of Unvested ESs	Market Value of Unvested ESs (e)	Market Value of Vested ESs (e)	Number of Unvested DSUs	Market Value of Unvested DSUs (f)	Market Value of Vested DSUs (f)

	(#)	($)	(#)	($)	(#)	($)	($)	(#)	($)	($)	(#)	($)	($)

Sam Pollock (a)	-	-	2,131,579	57,001,448	-	-	-	4,031,008	-	-	-	-	60,005,774

David Krant	181,387	538,873	-	-	5,739	180,389	48,319	-	-	-	-	-	-

Ben Vaughan	-	-	-	-	-	-	-	41 5,826	-	-	-	-	7,567,613

Aaron Kline	251,537	1,343,782	-	-	-	-	-	-	-	-	-	-	60,536

Michael Ryan	28,221	110,656	-	-	-	-	-	-	-	-	-	-	-

Notes:

(a)

The market value of vested DSUs includes $4,508,407 representing the value of Mr. Pollock’s vested infrastructure DSUs. These DSUs are valued based on the fair value of the investments in the Brookfield Capital Infrastructure Partners Funds as disclosed in the audited financial statements of the fund.

(b)

The market value of the options and the RSUs is the amount by which the closing price of the BN Class A Shares on December 30, 2022 exceeded the exercise price of the options or the issuance price of the RSUs. All values are calculated using the closing price of a BN Class A Share on December 30, 2022 on the TSX and on the NYSE, as applicable. The closing price of a BN Class A Share on the TSX on December 30, 2022 was $31.43 (C$42.58 converted to U.S. dollars at the Bloomberg mid-market exchange rate on that day of C$1.00 = US$ 0.7382) and $31.46 on the NYSE, as applicable.

(c)

The RSU plan is no longer active. There have been no awards since 2005. Outstanding awards are redeemable for a cash payment only upon retirement, resignation, termination or death and have no expiration date.

(d)

The market value is calculated as the number of Restricted Shares multiplied by the closing price of a BN Class A Share on December 30, 2022. The closing price of a BN Class A Share on the TSX on December 30, 2022 was $31.43 (C$42.58 converted to U.S. dollars at the Bloomberg mid-market exchange rate on that day of C$1.00 = US$0.7382) and $31.46 on the NYSE, as applicable. The TSX or NYSE closing price on December 30, 2022 is used according to the currency in which the Restricted Shares were originally awarded.

(e)

The value of the Escrowed Shares is equal to the value of the BN Class A Shares held by the Escrowed Company less the net liabilities and preferred share obligations of the Escrowed Company. In connection with the Arrangement, the vesting for the majority of Brookfield Corporation’s Escrowed Shares that were outstanding was accelerated and such Escrowed Shares were exchanged for BN Class A Shares issued from treasury.

(f)

The market value is calculated as the number of DSUs multiplied by the closing price of a BN Class A Share on December 30, 2022. The closing price of a BN Class A Share on the TSX on December 30, 2022 was $31.43 (C$42.58 converted to U.S. dollars at the Bloomberg mid-market exchange rate on that day of C$1.00 = US$0.7382) and $31.46 on the NYSE, as applicable. The TSX or NYSE closing price on December 30, 2022 is used according to the currency in which the DSUs were originally awarded.

2023 MANAGEMENT INFORMATION CIRCULAR / 45

Outstanding Option Awards and Restricted Share Units at December 31, 2022

The following table shows the details of each Brookfield Asset Management option outstanding at December 31, 2022.

	Option-based Awards

Name	Number of securities underlying unexercised options (#)	Options exercise price ($)	Options expiration date	Market value of unexercised options (a) ($)

Sam Pollock	-	-	-	-

David Krant	375	16.30	22-Nov-2025	4,639

	675	14.77	22-Feb-2026	9,382

	1,875	14.77	22-Feb-2026	26,061

	1,987	17.81	16-Feb-2027	21,576

	1,725	19.50	25-Feb-2028	15,810

	1,875	19.50	25-Feb-2028	17,185

	4,893	21.36	25-Feb-2029	35,782

	2,137	27.99	13-Dec-2029	1,449

	459	32.75	24-Feb-2030	0

	12,312	31.46	21-Feb-2031	0

	17,031	41.24	17-Feb-2032	0

Ben Vaughan	-	-	-	-

Aaron Kline	4,500	17.54	23-Feb-2025	50,077

	4,125	16.30	22-Nov-2025	51,032

	3,000	14.77	22-Feb-2026	41,698

	7,125	17.81	16-Feb-2027	77,369

	5,437	19.50	25-Feb-2028	49,831

	7,340	21.36	25-Feb-2029	53,676

	5,325	27.99	13-Dec-2029	3,611

	1,162	32.75	24-Feb-2030	0

	16,587	31.46	21-Feb-2031	0

	8,281	41.24	17-Feb-2032	0

Michael Ryan	1,012	17.81	16-Feb-2027	10,989

	1,035	19.50	25-Feb-2028	9,486

	882	21.36	25-Feb-2029	6,450

	1,462	32.75	24-Feb-2030	0

	1,518	31.46	21-Feb-2031	0

	1,143	41.24	17-Feb-2032	0

Notes:

(a)

The market value of the options is the amount by which the closing price of the Brookfield Asset Management Class A Shares on December 30, 2022 exceeded the exercise price of the options. All values are calculated using the closing price of a Brookfield Asset Management Class A Share on December 30, 2022 on the TSX and on the NYSE, as applicable. The closing price of a Brookfield Asset Management Class A Share on the TSX on December 30, 2022 was $31.43 (C$42.58 converted to U.S. dollars at the Bloomberg mid-market exchange rate on that day of C$1.00 = US$0.7382) and $31.46 on the NYSE, as applicable.

2023 MANAGEMENT INFORMATION CIRCULAR / 46

The following table shows the details of each Brookfield Corporation option and RSU outstanding at December 31, 2022. No RSUs have been awarded since 2005.

	Option-based Awards				Restricted Share Units (RSUs) (a)

Name	Number of securities underlying unexercised options (#)	Options exercise price ($)	Options expiration date	Market value of unexercised options (b) ($)	Number of Securities Underlying RSUs (#)	Issuance price (c) ($)	Market value of outstanding RSUs (b) ($)

Sam Pollock	-	-	-	-	506,250	2.90	14,446,169

	-	-	-	-	933,659	4.39	25,253,009

	-	-	-	-	84,169	4.39	2,276,555

	-	-	-	-	607,500	6. 70	15,025,714

David Krant	1,500	18.43	22-Nov-2025	19,552	-	-	-

	2,700	16.70	22-Feb-2026	39,858	-	-	-

	7,500	16.70	22-Feb-2026	110,716	-	-	-

	7,950	20.14	16-Feb-2027	90,031	-	-	-

	6,900	22.05	25-Feb-2028	64,929	-	-	-

	7,500	22.05	25-Feb-2028	70,575	-	-	-

	19,5 75	24.14	25-Feb-2029	143,213	-	-	-

	8,550	31.64	13-Dec-2029	0	-	-	-

	1,837	37.03	24-Feb-2030	0	-	-	-

	49,250	35.56	21-Feb-2031	0	-	-	-

	68,125	46.62	17-Feb-2032	0	-	-	-

Ben Vaughan	-	-	-	-	-	-	-

Aaron Kline	18,000	19.83	23-Feb-2025	209,327	-	-	-

	16,500	18.43	22-Nov-2025	215,073	-	-	-

	12,000	16.70	22-Feb-2026	177,145	-	-	-

	28,500	20.14	16-Feb-2027	322,754	-	-	-

	21,750	22.05	25-Feb-2028	204,668	-	-	-

	29,362	24.14	25-Feb-2029	214,815	-	-	-

	21,300	31.64	13-Dec-2029	0	-	-	-

	4,650	37.03	24-Feb-2030	0	-	-	-

	66,350	35.56	21-Feb-2031	0	-	-	-

	33,125	46.62	17-Feb-2032	0	-	-	-

Michael Ryan	4,050	20.14	16-Feb-2027	45,865	-	-	-

	4,140	22.05	25-Feb-2028	38,957	-	-	-

	3,531	24.14	25-Feb-2029	25,833	-	-	-

	5,850	37.03	24-Feb-2030	0	-	-	-

	6,075	35.56	21-Feb-2031	0	-	-	-

	4,575	46.62	17-Feb-2032	0	-	-	-

Notes:

(a)

The RSU plan is no longer active. There have been no awards since 2005. Outstanding awards are redeemable for a cash payment only upon retirement, resignation, termination or death and have no expiration date.

(b)

The market value of the options and the RSUs is the amount by which the closing price of the BN Class A Shares on December 30, 2022 exceeded the exercise price of the options or the issuance price of the RSUs. All values are calculated using the closing price of a BN Class A Share on December 30, 2022 on the TSX and on the NYSE, as applicable. The closing price of a BN Class A Share on the TSX on

2023 MANAGEMENT INFORMATION CIRCULAR / 47

December 30, 2022 was $31.43 (C$42.58 converted to U.S. dollars at the Bloomberg mid-market exchange rate on that day of C$1.00 = US$0.7382) and $31.46 on the NYSE, as applicable.

(c)	The RSU issuance prices are in Canadian dollars and are presented in the table converted into U.S. dollars at the Bloomberg mid-market exchange rate on December 30, 2022 of C$1.00 = US$0.7382.

Value Vested or Earned During 2022

The following table shows the value of all options, share-based awards, and non-equity plan compensation which vested during 2022.

	Value Vested During 2022 (a)

Named Executive Officer	Options (b) ($)	DSUs (c) ($)	Restricted Shares (d) ($)	Escrowed Shares (e) ($)	Non-equity incentive plan compensation – Value earned during the year ($)

Sam Pollock	-	18,513,977	-	29,684,486	-

David Krant	841,264	-	152,587	-	384,400

Ben Vaughan	-	979,981	383,811	3,575 ,951	480,500

Aaron Kline	1,506,229	795	-	-	384,400

Michael Ryan	514,740	-	-	-	343,877

  Notes:

(a)

All values are calculated using the closing price of a Brookfield Class A Share on the vesting date on the TSX and on the NYSE, as applicable. Canadian dollar amounts are converted into U.S. dollars using the average Bloomberg mid-market exchange rate for 2022 of C$1.00 = US$0.7688. The value of the Escrowed Shares is equal to the value of the Brookfield Class A Shares held by the Escrowed Company less the net liabilities and preferred share obligations of the Escrowed Company.

(b)	Values represent the amount by which the value of Brookfield Class A Shares exceeded the exercise price on the day the options vested.

(c)	Values in this column represent the value of DSUs vested in 2022, including DSUs awarded in lieu of the cash bonus related to performance in 2021 and DSUs granted in connection with the Arrangement.

(d)	Values in this column represent the value of Restricted Shares vested in 2022.

(e)	Values in this column represent the value of Escrowed Shares vested in 2022, including Escrowed Shares vested in connection with the Arrangement.

Pension and Retirement Benefits

Our NEOs do not participate in a registered defined benefit plan or any other post-retirement supplementary compensation plans. The NEOs based in Canada receive an annual contribution from Brookfield to their registered retirement savings plans equal to 6% of their base salary, subject to an annual RRSP contribution limit established by the Canada Revenue Agency. The NEO based in Australia receives an annual contribution from Brookfield to their superannuation account equal to 10% of their base salary, subject to a quarterly cap of approximately AUD$4,500.

Termination and Change of Control Provisions

There are no employment contracts between the NEOs and the Corporation. None of the NEOs have any termination, change of control arrangement or other compensatory plan, contract or arrangement with the Corporation.

While the NEOs participate in Brookfield’s long-term incentive plans, the Corporation does not reimburse the Service Providers for such participation and has no obligations under these plans to the NEOs in the event of a change of control or a termination of their employment.

2023 MANAGEMENT INFORMATION CIRCULAR / 48

The following table provides a summary of the termination provisions in Brookfield’s long-term incentive plans. No incremental entitlements are triggered by termination, resignation, retirement or a change in control. Any exceptions to these provisions are approved on an individual basis at the time of cessation of employment.

Exceptions are approved by the chair of Brookfield’s Governance, Nominating & Compensation Committee or its board of directors, depending on the circumstances.

Termination Event	DSUs	Options	Restricted Shares I Escrowed Shares

Retirement (as determined at the discretion of Brookfield’s board of directors)	Vested units are redeemable on the day employment terminates. Unvested units are forfeited.	Vesting ceases on retirement. Vested options are exercisable until their expiration date. Unvested options are cancelled.	Vested shares are redeemable on the day employment terminates, subject to the hold period. Unvested shares are forfeited.

Termination Without Cause	Vested units are redeemable on the day employment terminates. Unvested units are forfeited.	Upon date of termination, unvested options are cancelled and vested options continue to be exercisable for 60 days(a) from the termination date, after which unexercised options are cancelled immediately. Upon date of termination, all vested and unvested options are cancelled.	Vested shares are redeemable on the day employment terminates, subject to the hold period. Unvested shares are forfeited.

Termination With Cause	Upon date of termination, all unvested and vested units are forfeited, with the exception of DSUs awarded as a result of a participant’s election to take their annual bonus in the form of DSUs.	Upon date of termination, all vested and unvested options are cancelled.	Upon date of termination, all vested and unvested shares are forfeited.
Resignation	Vested units are redeemable on the day employment terminates. Unvested units are forfeited.		Vested shares are redeemable on the day employment terminates, and remain subject to the hold period. Unvested shares are forfeited.

Death	Vested units are redeemable on the date of death. Unvested units are forfeited.	Options continue to vest and are exercisable for six months following date of death(a) after which all unexercised options are cancelled immediately.	Vested shares are redeemable on the date of death, and remain subject to the hold period. Unvested shares are forfeited.

 Notes:

(a)	Up to but not beyond the expiry date of the options.

2023 MANAGEMENT INFORMATION CIRCULAR / 49

Part Six – Other Information

Indebtedness of Directors, Officers and Employees

As at the date of this Circular, none of the directors, officers, employees and former directors, officers and employees of the Corporation, the Service Providers or any of their respective subsidiaries, nor any of their associates, has or had any indebtedness owing to the Corporation or to another entity whose indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar agreement or understanding provided by the Corporation, the Service Providers or any of their respective subsidiaries. There is no indebtedness to the Corporation by current and former directors, officers or employees of the Corporation, the Service Providers or any of their respective subsidiaries, nor any of their associates, in connection with the purchase of securities of the Corporation.

Audit Committee

Additional information about the Audit Committee required by Part 5 of National Instrument 52-110 – Audit Committees, including the Audit Committee’s charter, can be found under Item 6.C in our Annual Report on Form 20-F under the heading “Audit Committee,” under Item 16A “Audit Committee Financial Expert” and Exhibit 15.1 thereto, which is posted on the Corporation’s website, https://bip.brookfield com/bipc under “Notice and Access 2023” and is also filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar. A copy of our Annual Report on Form 20-F can also be obtained from the Corporate Secretary of the Corporation as set out below under “Availability of Disclosure Documents” in Part Six of this Circular.

Related Party Transactions

The Corporation is an affiliate of Brookfield and a subsidiary of the partnership. Our group has entered into a number of agreements and arrangements with Brookfield in order to enable it to pursue its vision of being a leading owner and operator of high-quality infrastructure assets. While our group believes that this ongoing relationship with Brookfield provides it with a strong competitive advantage as well as access to opportunities that would otherwise not be available to it, our group operates independently and on a stand-alone basis. Please refer to the information contained in our Annual Report on Form 20-F under Item 7.B “Related Party Transactions”, Item 3.D “Risk Factors—Risks Relating to Our Relationship with Brookfield”, Item 5.A “Operating Results—Related Party Transactions”, Item 6.A “Directors and Senior Management”, Item 6.C “Board Practices”, Item 7.A “Major Shareholders” and Note 23 to our audited consolidated financial statements for the year ended December 31, 2022 for a description of these relationships as well as potential conflicts of interest (and the methods for resolving them) and other material considerations arising from our group’s relationship with Brookfield and our Corporation’s relationship with Brookfield Infrastructure.

Management Contracts

The Corporation does not have any employees, other than employees of its operating subsidiaries. Instead, members of Brookfield’s senior management and other individuals from Brookfield’s global affiliates are drawn upon to provide our group with management services under the Master Services Agreement. Brookfield is a leading global alternative asset manager with approximately $800 billion of assets under management across real estate, infrastructure, renewable power and transition, private equity and credit. The business address of Brookfield is Brookfield Place, 181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3. Pursuant to the Master Services Agreement, in exchange for the management services provided to our group by the Service Providers, Holding LP pays a quarterly base management fee to the Service Providers equal to 0.3125% (1.25% annually) of the market value of our group. We reimburse Brookfield Infrastructure for our proportionate share of such fee. For purposes of calculating the base management fee, the market value of our group is equal to the aggregate value of all outstanding BIP Units (assuming full conversion of Brookfield’s limited partnership interests in Holding LP into BIP Units), preferred units and securities

2023 MANAGEMENT INFORMATION CIRCULAR / 50

of the other Service Recipients (including our exchangeable shares and the exchangeable limited partnership units issued by affiliates in connection with the privatization of Enercare Inc. and Inter Pipeline Ltd.) that are not held by our group, plus all outstanding third party debt with recourse to a Service Recipient, less all cash held by such entities. Brookfield Infrastructure Special L.P., a subsidiary of Brookfield, also receives incentive distributions based on the amount by which quarterly distributions on Holding LP units (other than the Class A Preferred Units of Holding LP), as well as economically equivalent securities of the other Service Recipients, including the Corporation, exceed specified target levels as set forth in Holding LP’s limited partnership agreement, which specified target levels were amended in connection with the special distribution. In 2022, the Corporation’s proportionate share of the base management fee amounted to approximately $63 million. See “Our Master Services Agreement” on pages 118–122 of our Annual Report on Form 20-F for further information on the Master Services Agreement.

Normal Course Issuer Bid

The Corporation may from time-to-time, subject to applicable law, purchase exchangeable shares for cancellation in the open market, provided that any necessary approval has been obtained. In November 2022, the TSX accepted a notice filed by the Corporation of its intention to renew its normal course issuer bid to repurchase outstanding exchangeable shares, which permits the Corporation to repurchase up to 10% of the total public float of exchangeable shares, or up to 9,737,380 exchangeable shares. Repurchases under our normal course issuer bid were authorized to commence on December 1, 2022 and our normal course issuer bid will terminate on November 30, 2023, or earlier should we complete our repurchases prior to such date. The actual number of exchangeable shares to be purchased and the timing of such purchases will be determined by the Corporation, and all purchases will be made through the facilities of the TSX, the NYSE and/or Canadian and U.S. alternative trading systems, if eligible. For the year ended December 31, 2022, the Corporation made no repurchases. A copy of the Notice of lntention for each normal course issuer bid may be obtained without charge by contacting Investor Relations by phone at 1-866-989-0311 or by email at bip.enquiries@brookfield com.

Cautionary Statement Regarding the Use of Non-IFRS Accounting Measures

The Corporation prepares its financial statements in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board. To measure performance, we focus on net income, a measure under IFRS, as well as certain non-IFRS measures, including FFO, along with other measures. We disclose FFO in this Circular. We define FFO as net income excluding the impact of depreciation and amortization, deferred income taxes, mark-to-market on hedging items and other income (expenses) that are not related to the revenue earning activities and are not normal, recurring cash operating items necessary for business operations. We exclude from FFO dividends paid on the exchangeable shares of the Corporation that are presented as interest expense, as well as the interest expense on loans payable to the partnership which represent the partnership’s investment in the Corporation. FFO includes balances attributable to the Corporation generated by investments in associates accounted for using the equity method and excludes amounts attributable to non-controlling interests based on the economic interests held by non-controlling interests in consolidated subsidiaries. FFO is a measure of operating performance that is not calculated in accordance with, and does not have any standardized meaning prescribed by IFRS. FFO is therefore unlikely to be comparable to similar measures presented by other issuers. FFO has limitations as an analytical tool. Specifically, our definition of FFO may differ from the definition used by other organizations, and is different than the definition of Funds From Operations used by the Real Property Association of Canada and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”), in part because the NAREIT definition is based on U.S. GAAP, as opposed to IFRS.

For further details regarding our use of FFO and other non-IFRS measures, as well as a reconciliation of net income to these performance measures, please see the “Performance Disclosures” and “Reconciliation of Non-IFRS Financial Measures” sections in Item 5 “Operating and Financial Review and Prospects — Management’s Discussion and Analysis of Financial Condition and Results of Operations” of our Annual Report on Form 20-F, which sections are

2023 MANAGEMENT INFORMATION CIRCULAR / 51

incorporated by reference in this Circular. Our Annual Report on Form 20-F is available on SED AR at www.sedar. com and on EDGAR at www.sec.gov/edgar.

Availability of Disclosure Documents

The Corporation will provide any person or company, upon request in accordance with the directions in the Notice, a copy of this Circular and our Annual Report on Form 20-F. Upon request to the Corporate Secretary of the Corporation, the Corporation will also provide any person or company the Annual Report on Form 20-F (filed in Canada with Canadian securities regulatory authorities in lieu of an annual information form), which includes our financial statements for the fiscal year ended December 31, 2022 and related management’s discussion and analysis (“MD&A”), and/or the interim financial statements and MD&A for periods subsequent to the end of its fiscal year (the “Interim Statements”). Financial information on the Corporation is provided in its financial statements and MD&A. Requests for the Annual Report on Form 20-F, Interim Statements and MD&A can be made to the Corporation by mail at 250 Vesey Street, 15th Floor, New York, New York, 10281-1028, by telephone at 212-417-7000, or by email at bip.enquiries@brookfield.com. All of these documents and additional information related to the Corporation are also available on the Corporation’s website, https://bip.brookfield.com/bipc, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.

Other Business

The Corporation knows of no other matter to come before the meeting other than the matters referred to in the Notice of Meeting of Shareholders and Availability of lnvestor Materials dated May 2, 2023.

2023 MANAGEMENT INFORMATION CIRCULAR / 52

Directors’ Approval

The contents and posting of this Circular have been approved by the directors of the Corporation.

/s/ Michael Ryan

Michael Ryan
Corporate Secretary

May 2, 2023

2023 MANAGEMENT INFORMATION CIRCULAR / 53

Appendix A – Charter of the Board

BROOKFIELD INFRASTRUCTURE CORPORATION

BOARD OF DIRECTORS CHARTER

February 2023

1.	PURPOSE OF THE CORPORATION

Brookfield Infrastructure Corporation (the “Corporation”) and its related entities have been established by Brookfield Infrastructure Partners L.P. (“BIP”) to issue a security (the “Class A Subordinate Voting Shares”) that provides an economic return equivalent to units of BIP. In furtherance of the foregoing, the Corporation will (i) establish, acquire and/or hold interests in certain holding subsidiaries (collectively, the “Holding Entities”), (ii) engage in any activity related to the capitalization and financing of the Corporation’s interest in the Holding Entities, and (iii) engage in any activity that is incidental to or in furtherance of the foregoing and that lawfully may be conducted by a corporation incorporated under the Business Corporations Act (British Columbia) and the Corporation’s constating documents, provided that as long as any Class A Subordinate Voting Share is listed and traded on a stock exchange in Canada, the Corporation shall not engage in an activity referred to in (ii) or (iii) to the extent such activity may disqualify the Corporation from being considered a “mutual fund corporation” for purposes of the Income Tax Act (Canada).

2.	ROLE OF THE BOARD

The role of the board of directors (the “Board”) of the Corporation is to oversee, directly and through its committees, the business and affairs of the Corporation. The Board’s role includes:

(a)

supervising the affiliates of Brookfield Corporation (“Brookfield”) who are engaged in the provision of management services (collectively, the “Service Providers”) under the master services agreement entered into on March 13, 2015 by, among others, BIP LP, Brookfield and the Service Providers (as amended from time to time, the “Master Services Agreement”);

(b)	capitalizing and financing the Corporation’s interests in the Holding Entities; and

(c)	overseeing the activities of the Corporation.

3.	AUTHORITY AND RESPONSIBILITIES

The Board meets regularly to review reports by the Service Providers on the performance of the Corporation. Because the Corporation is intimately connected to BIP and its subsidiaries (the “BIP Group”), the Board will also be informed of the performance, risks and business operations of the BIP Group. In addition to the general supervision of the provision of services by the Service Providers, the Board performs the following functions:

(a)	risk assessment – assessing the major risks facing the Corporation and its subsidiaries and reviewing, approving and monitoring the manner of addressing those risks;

(b)	communications and disclosure – ensuring the timeliness and integrity of communications to shareholders and establishing suitable mechanisms to receive stakeholder views;

(c)

environmental, social, and governance – reviewing the Corporation’s approach to environmental, social, and governance (“ESG”) matters as reported to the Board by the Nominating and Governance Committee;

2023 MANAGEMENT INFORMATION CIRCULAR / A-1

(d)	corporate governance – overseeing the approach to corporate governance by the Corporation, including adhering to a set of corporate governance principles and guidelines applicable to the Corporation;

(e)

internal controls – reviewing and monitoring the controls and procedures within the Corporation and its subsidiaries to maintain its integrity, including its disclosure controls and procedures, and its internal controls and procedures for financial reporting and compliance; and

(f)

maintaining integrity – on an ongoing basis, satisfying itself as to the integrity of the Service Providers, including compliance with Brookfield’s Code of Business Conduct and Ethics and its anti-bribery and corruption policies.

4.	COMPOSITION AND PROCEDURES

(a)

Size of Board and Selection Process – The directors of the Corporation are elected by its shareholders from time to time. The Nominating and Governance Committee recommends the nominees for election to the Board for approval both by the full Board and by a majority of its independent directors (as defined in the articles). Following this approval, the Board proposes a slate of nominees for election, the number of which is subject to limits in the articles The Nominating and Governance Committee also recommends the number of directors from time to time. The Board of the Corporation is expected to mirror the board of directors of the general partner of BIP, except that the Corporation will add one additional non-overlapping board member.

(b)

Qualifications – Directors should have the highest personal and professional ethics and values. They should possess skills and competencies in areas that are relevant to the Corporation’s activities. At least three directors and at least a majority of the directors will be independent directors based on the rules and guidelines of applicable stock exchanges and securities regulatory authorities. If the Chair of the Board is not Independent, there shall be a lead independent director (“Lead Independent Director”) of the Board selected by the Board on the recommendation of the Nominating and Governance Committee.

(c)

Meetings – The Board holds at least four scheduled meetings a year, all chaired by the Chair of the Board or, in the absence of the Chair, such other directors as nominated by the directors who are in attendance. The Board is responsible for its agenda. Prior to each Board meeting, the Chair of the Board discusses agenda items for the meeting with a representative of the Service Providers. Materials for each meeting are distributed to the directors in advance of the meetings.

At the conclusion of each regularly scheduled meeting, the independent directors meet separately, in the absence of representatives from the Service Providers. The independent Chair (or Lead Independent Director) chairs these in-camera sessions.

(d)

Committees – The Board has established the following standing committees to assist it in discharging its responsibilities: Audit Committee and Nominating and Governance Committee. Special committees may be established from time to time to assist the Board in connection with specific matters. The chair of each committee reports to the Board following meetings of their committee. The terms of reference of each standing committee as documented in each committee’s charter are reviewed regularly by the Board.

(e)

Evaluation – The Nominating and Governance Committee performs an annual evaluation of the effectiveness of the Board as a whole, the committees of the Board and the contributions of individual directors and provides a report to the Board on the findings of this process.

(f)	Compensation – The Nominating and Governance Committee recommends to the Board the compensation for directors. In reviewing the adequacy and form of compensation for directors, the

2023 MANAGEMENT INFORMATION CIRCULAR / A-2

Nominating and Governance Committee seeks to ensure that director compensation reflects the responsibilities and risks involved in being a director of the Corporation.

(g)

Access to Outside Advisors – The Board and any committee may at any time retain outside financial, legal or other advisors at the expense of the Corporation. Any director may, subject to the approval of the Chairman of the Board, retain an outside advisor at the expense of the Corporation.

(h)

Charter of Expectations – The Board has adopted a Charter of Expectations for Directors which outlines the expectations the Corporation places on its directors in terms of professional and personal competencies, performance, behaviour, conflicts of interest, security ownership and resignation events.

This charter of the Board was reviewed and adopted by the Board on February 1, 2023.

2023 MANAGEMENT INFORMATION CIRCULAR / A-3

Brookfield Infrastructure Corporation

bip.brookfield.com/bipc

NYSE: BIPC

TSX: BIPC